Form 10-K, Exhibit 13
period 1993-12-31
BLACK HILLS CORP
filed 1994-03-14
CIK 12400

FINANCIAL DIRECTORY


Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations . . . . . . . . . . . . . . . .12

Report of Management . . . . . . . . . . . .19

Report of Independent Public Accountants . .19

Consolidated Statements of Income  . . . . .20

Consolidated Statements of Retained
  Earnings . . . . . . . . . . . . . . . . .20

Consolidated Statements of Cash Flows. . . .21

Consolidated Balance Sheets  . . . . . . . .22

Consolidated Statements of Capitalization  .23

Notes to Consolidated Financial Statements .24

Financial Statistics . . . . . . . . . . . .30

Electric Operation Statistics  . . . . . . .31

Investor Information . . . . . . . . . . . .32

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Black Hills Corporation (the Company) is an energy services company consisting of three principal businesses: electric, coal mining, and oil and gas production. Under the assumed name of Black Hills Power and Light Company, the Company provides electric service to customers in the states of South Dakota, Wyoming, and Montana; Wyodak Resources Development Corp.
(WRDC) mines and sells coal via long-term contracts; and Western Production Company (WPC) explores and produces oil and gas.

FINANCIAL CONDITION

     An important analysis of the Company's financial condition is its overall ability to generate cash to fund its operations and to pay dividends. Of particular importance in the management of liquidity are: funds generated by operations, changes in working capital, fixed asset additions, and the financial flexibility to attract short and long-term financing on competitive terms.

     Net cash provided from operating and investing activities for the years ended December 31, 1993, 1992, and 1991, was $6,496,000, $15,359,000,
and $(4,666,000), respectively.

     Except for the Company's current construction of Neil Simpson Unit #2 (NSS #2), a new power plant, and acquisition of a 20% interest in the Wyodak Plant in 1991, property additions from 1991 through 1993 were primarily for replacement of equipment and modernization of facilities. Cash used for property additions in 1993 totaled $39,957,000 compared to $27,821,000 in 1992 and $25,587,000 in 1991. Major property additions in 1993 included $12,675,000 for NSS #2 (see Construction of Neil Simpson Unit #2), $6,000,000 for distribution projects, $2,000,000 for transmission projects, $2,000,000 for a computer conversion, $4,800,000 for a new coal conveying system, $2,200,000 for coal mining equipment, and $6,933,000 for
oil and gas investments.   Property additions in 1992 included $2,227,000
for NSS #2, $1,300,000 for the dual fuel conversion of two combustion turbines, $6,700,000 for distribution projects, $2,600,000 for coal haulers, $2,000,000 for an electric shovel, and $5,000,000 for oil and gas investments. Property additions in 1991 included $1,300,000 for remodeling the General Office, $1,500,000 for transmission lines, $2,500,000 for a 230/69 KV substation, $6,700,000 for distribution projects, $1,500,000 for new information services technology, $1,000,000 for the purchase of surface rights over the Fortin Draw Tract coal lease, and $6,000,000 for oil and gas investments.

     On April 8, 1991, the Company purchased a 20% interest and PacifiCorp an 80% interest in the Wyodak Plant, a 330 MW coal-fired electric generating station located in Campbell County, Wyoming. PacifiCorp is the operator of the Wyodak Plant. The total acquisition cost of the Company's 20% interest was approximately $42,022,000. The Company financed its 20% interest with the issuance of first mortgage bonds, therefore, the acquisition is not included above in the amount of cash used for property additions.

     In 1990 the Company received a rate order from the South Dakota Public Utilities Commission that allows the capitalization of the full cost of the Wyodak Plant for rate making purposes in South Dakota. Electric sales to South Dakota customers represent approximately 82% of total electric sales.

     The Company and PacifiCorp had leased the Wyodak Plant since 1978 under a leveraged lease agreement. The capital asset and associated debt were previously amortized over the original term of the lease. The net effect of terminating the lease and purchasing the Wyodak Plant was approximately an $11,300,000 increase in debt.

     The Company purchased the 20% interest in the Wyodak Plant in order to provide its customers a reasonable cost of power from the plant after the term of the original lease. The purchase of the Wyodak Plant also gives the Company more control over the use of common facilities in the operation of any new plants which may be constructed at the site.

     Other financial requirements during the period included dividends of $17,720,000, $16,977,000, and $16,045,000 and retirement of long-term debt totaling $4,166,000, $3,725,000, and $1,921,000 for the years 1993, 1992, and 1991, respectively.

     Capital requirements for projected construction, capital improvements, and oil and gas production are estimated to be as follows:

                             1994       1995       1996
                                  (in thousands)
     NSS #2                $65,113    $45,035    $     -

     Other electric         14,470      9,793     18,605

     Coal mining             2,129        853      2,042

     Oil and gas
      production             5,000      6,000      6,000

                           $86,712    $61,681    $26,647

     Major capital expenditures forecasted for the electric operations in the 1994-1996 time frame include approximately $110,148,000 for additional capacity (See Construction of Neil Simpson Unit #2). The coal mining operations forecasted expenditures include the replacement of mining equipment. Forecasted expenditures for the oil and gas operations include an active development and exploratory drilling program and acquisition of existing producing properties.

     Long-term debt and sinking fund requirements are as follows:




                             1994       1995       1996
                                  (in thousands)
     Electric               $2,028     $2,136     $2,255

     Coal mining             1,514          8          -

                            $3,542     $2,144     $2,255


     Under its mining permit, WRDC is required to reclaim all land where it has mined coal reserves. The cost of reclaiming the land is accrued as the coal is mined. While the reclamation process takes place on a continual basis, much of the reclamation occurs over an extended period after the area is mined. Approximately $650,000 is charged to operations as reclamation expense annually. As of December 31, 1993, accrued reclamation costs were $7,290,000.

     The Company's capitalization for the three years ended December 31 was as follows:


                     1993           1992          1991
Long-term debt        34%            37%           40%

Common equity         66             63            60

                     100%           100%          100%

     The Company sold 525,000 shares of Common Stock, $1 par value, at a price of $25-3/8 per share in 1993 through a public stock offering. Proceeds from the sale were used to finance NSS #2. Net proceeds from the sale were approximately $12,700,000.

     During 1993 the Company also revised its Dividend Reinvestment and Stock Purchase Plan, under which shareholders may purchase additional shares of Common Stock through dividend reinvestment or optional cash payments at 100% of the recent average market price. The Company has the option of issuing new shares or purchasing the shares on the open market. Proceeds from the sale of new shares will be used to finance capital expenditures.

     The Company issued $12,300,000 Pollution Control Revenue Refunding Bonds in 1992 to redeem $12,300,000 Pollution Control and Industrial Revenue Bonds which were collateralized as first mortgage bonds. The refunding bonds have no sinking fund requirements and are longer term than the redeemed bonds maturing in 2010, thereby preserving the lower tax exempt interest rate for a longer period of time. The redeemed bonds had sinking fund provisions which were to begin in 1993 and would have retired the principal in approximately equal amounts until their final due date in 2007. The refunding bonds are not secured under the Company's Indenture of Mortgage, therefore this refunding transaction increased the Company's ability to issue first mortgage bonds.

     During 1992, the Company also entered into a refunding agreement to refund the existing August 1, 1984, $12,200,000, 10.5% Pollution Control Revenue Bonds in July 1994 with 7.5% Pollution Control Revenue Bonds. The refunding agreement obligates the Company to call and satisfy in full the existing bonds as of August 1, 1994, including a redemption premium of 2% or $240,000 on the existing bonds. Because of the forward nature of this transaction it will not be reflected in the Company's financial statements until 1994.

______________________________________________________________________
(TABLE IN ANNUAL REPORT)
COMMON STOCK DATA

                                1993          1992          1991

Net Income                  $22,946,000   $23,638,000   $22,681,000
Earnings Per Average Share     $1.66         $1.73         $1.66
Weighted Average Shares
 Outstanding                 13,810,912    13,689,105    13,674,983
Dividends Paid Per Share       $1.28         $1.24         $1.17
Five Year Dividend Growth
 Rage                           6.6%          8.4%          9.1%
Payout Ratio                   77.1%         71.7%         70.7%
Book Value                    $11.78        $10.89        $10.38
Year-end Stock Price         $22-3/4       $27-1/2       $27-1/2
Dividend Yield on Market
 Value                          5.6%          4.5%          4.3%
Price Earning Ratio              14            16            17
Return on Common Equity
 at Year-End                   13.7%         15.8%         16.0%

 _____________________________________________________________________

     During 1991, the Company issued $48,806,000 of first mortgage bonds. The bonds were issued in two series, $35,000,000 at 9.35% due 2021 and $13,806,000 at 9.00% due 2003. The funds were primarily used for the purchase of the Company's 20% interest in the Wyodak Plant.

     At December 31, 1993, the Company had $40,000,000 of unsecured short-term lines of credit which provides for interim borrowings and the opportunity for timing of permanent financing, with borrowings outstanding of $11,700,000. Average borrowings during 1993, 1992, and 1991 were $11,059,000, $5,616,000, and $4,552,000, respectively. The average interest rate on these borrowings was 5.2%, 6.0%, and 8.3% in 1993, 1992, and 1991, respectively. The Company anticipates that the average borrowings in 1994 and 1995 will increase significantly directly related to the financing of the construction of NSS #2. There are no compensating balance requirements associated with these lines of credit. The Company pays a 0.125% facility fee on $10,000,000 of the existing lines.
______________________________________________________________________
(CHART IN ANNUAL REPORT)
CONSOLIDATED DEBT RATIOS (in percent)

          1993          33.7
          1992          37.3
          1991          39.6
          1990          36.9
          1989          38.3
______________________________________________________________________

     Credit ratings for the Company's First Mortgage Bonds remained at an A1 level at Moody's Investors Service, Inc., a 5 (High Single A) at Duff & Phelps, Inc., and at an A+ level with a negative outlook at Standard & Poor's Corporation in 1993. These ratings reflect the opinion of the respective agencies as to the credit quality of the Company's bonds. Standard & Poor's stated that the negative outlook was issued reflecting a burdensome future construction program which will pressure financials and will require supportive rate treatment to maintain current credit worthiness.

     In the past the Company has depended upon internally generated funds, issuance of short and long-term debt, and sales of preferred and common stock to finance its activities. Additional long-term financing will be necessary in the 1994-1995 time period to finance NSS #2 (See Construction of Neil Simpson Unit #2).

CONSTRUCTION OF NEIL SIMPSON UNIT #2

     Construction of NSS #2, an 80 MW coal fired generating plant located adjacent to WRDC's coal mine, commenced in August 1993. The plant construction is scheduled to be completed by the end of 1995. Purchased power will be utilized by the Company in the interim to meet load growth not satisfied by existing resources. The construction costs of the plant are estimated at $124,889,000 which will increase net utility plant by approximately 58%. As of December 31, 1993, the Company has incurred approximately $15,000,000 of costs related to the plant. NSS #2 will be air cooled, and will meet all Clean Air Act requirements. NSS #2 will be fueled by coal from WRDC's mine and will increase the amount of tons sold annually by approximately 10%. The coal pricing methodology will continue to restrict WRDC's earnings on all coal sales to the Company to a return on its investment base and to further reduce the price for coal to be used in any of the Company's power plants during a period of time that under prudent dispatch that power plant would not have been operated if it were not for the discounted price of coal.

     Additional long-term financing will be needed in the 1994-1995 time period to finance NSS #2. The Company estimates that approximately $87,000,000 of debt and $4,000,000 of additional equity will need to be issued. The Company plans to raise the additional equity through the Company's Employee Stock Purchase Plan and Dividend Reinvestment Plan. These additional financings are expected to increase the debt component of the Company's capital structure from 34% at December 31, 1993 to approximately 45% to 48% by 1996.

     The Company has guaranteed to the South Dakota Public Utilities Commission (SDPUC) and the Wyoming Public Service Commission that the Company will never include in rate base for the determination of electric rates those costs of NSS #2 which exceed $124,889,000 including allowance for funds used during construction. Due to the guarantee, the Company would likely be forced to write off against earnings any construction costs of NSS #2 in excess of the guaranteed costs except to the extent that those costs could be recovered through performance guarantees and damage provisions in the contracts with the vendors and contractors. The Company estimates that over 85% of the completion costs of the project has been contracted. The $124,889,000 estimated cost of the plant currently includes a $4,800,000 unallocated contingency.

     During 1993, the Company withdrew its application to the SDPUC for a rate stability plan that had requested rate increases to be phased in during construction of NSS #2. The Company reassessed the probable rate impact of NSS #2 and determined that a phased-in plan would not be necessary. The Company estimates that due to lower capital costs, coal cost concessions, and cost containment, an overall rate increase of approximately 10% in 1996, along with adjustments during construction as a result of the purchased power and automatic fuel adjustment tariff, should be sufficient to incorporate NSS #2 into the Company's electrical rates.

ROSEBUD QUALIFYING FACILITY CHALLENGE DISMISSED

     In May 1993, the SDPUC issued an order denying a request by Rosebud Enterprises, Inc. (Rosebud) that the SDPUC determine the Company's resource needs, the avoided costs of the needed resource, and to force the Company to purchase power from Rosebud. Rosebud had proposed to sell the Company power generated from a waste fuel facility that would be qualified under the Public Utility Regulatory Policies Act. The SDPUC further denied Rosebud's request to issue an order finding that the Company may be imprudent to proceed with construction of NSS #2. The SDPUC did find that the Company had in good faith planned and permitted NSS #2 in order to fulfill the Company's duty to serve its customers. The SDPUC's bench ruling stated that in order to be able to defer or cancel the construction of new generation, a utility must obtain a sufficient commitment from a qualifying facility ahead of the lead time for the construction of its own new capacity. By its late qualifying facility proposal to the Company and its failure to move its project forward, Rosebud had not enabled the Company to avoid NSS #2. The SDPUC further ruled that the risk of building NSS #2 was on the Company, and the Commission would not rule on the prudency and need for the plant until the Company applied for a rate increase that included NSS #2 in rate base.







______________________________________________________________________
(CHART IN ANNUAL REPORT)
FIRM ELECTRIC SALES (Millions of KWH)

          1993          1,594
          1992          1,540
          1991          1,532
          1990          1,479
          1989          1,433
______________________________________________________________________

RESULTS OF OPERATIONS:

CONSOLIDATED RESULTS

     Consolidated net income for 1993 was $22,946,000 compared to $23,638,000 in 1992 and $22,681,000 in 1991 or $1.66, $1.73, and $1.66 per
average common share, respectively. This equates to a 13.7% return on year-end common equity in 1993, 15.8% in 1992, and 16.0% in 1991. The Company recognized a non-recurring $940,000 after-tax non-cash gain in 1992 related to the PacifiCorp Settlement (see PacifiCorp Settlement) which was equivalent to $0.07 per share. Without this gain, earnings per share would have been flat for the three year period with 1% more average common shares outstanding in 1993.

     Consolidated revenue and income provided by the three businesses as a percentage of the total were as follows:

Revenue

                       1993        1992        1991
  Electric              71%         72%         73%

  Coal mining           21          21          20

  Oil and gas
   production            8           7           7

                       100%        100%        100%

Net Income

  Electric              49%         47%          54%

  Coal mining           46          49           42

  Oil and gas
   production            5           4            4

                       100%        100%         100%

     Dividends paid on Common Stock totaled $1.28 per share in 1993. This reflected increases approved by the Board of Directors from $1.24 per share in 1992 and $1.17 per share in 1991. Dividends have increased at a 5.5% average annual compound growth rate over the last three years. All dividends were paid out of current earnings.

     In January 1994 the Board of Directors increased the quarterly dividend 3.1% to 33 cents per share. If this dividend is maintained during 1994, the increase is equivalent to an annual increase of 4 cents per share. In January 1992 the Board of Directors declared a three-for-two common stock split in the form of a 50% stock dividend, payable March 2,
1992.   All per share information included herein gives retroactive effect for the stock split for all periods presented.

WYODAK PLANT MAINTENANCE SCHEDULE

     The Wyodak Plant was out of operation for six weeks in 1991 for scheduled maintenance and is scheduled for maintenance again in the spring of 1994. Fiscal 1992 and 1993 represent whole years of operations from the Wyodak Plant.

     When the Wyodak Plant is out of service, replacement power is provided from purchased power and increased generation from the Company's other generating plants. Additional purchased power costs are recovered by the utility through the fuel adjustment clauses. The loss of coal sales to the Wyodak Plant is partially mitigated through greater coal sales to the Company's other generating plants and reduced operating costs.

PACIFICORP SETTLEMENT

     In 1987 WRDC and the Company entered into settlement agreements with PacifiCorp canceling PacifiCorp's obligation to purchase coal commencing in 1990 for a second plant scheduled to be constructed adjacent to the Wyodak Plant but which had been canceled, and settling a dispute over the quantity of coal PacifiCorp was required to purchase to operate the Wyodak Plant. These settlements resulted in an increase in the Company's net income in 1993, 1992, and 1991 of approximately $1,500,000, $2,800,000, and
$2,600,000 or $0.11, $0.20, and $0.19 per share of common stock, respectively. The settlements provided for, among other things, payments to WRDC of $2,000,000 each on January 2, 1988 through 1991 for an option to purchase 50,000,000 tons of coal if PacifiCorp should construct a second Wyodak power plant and require PacifiCorp to pay up to $15,000,000, such amount to be adjusted for inflation and deflation, for the cost of new coal handling facilities. Construction of the coal handling facilities occurred in 1992 and 1993. As a result of a definitive agreement entered into with PacifiCorp in 1992 regarding the construction of these facilities, the Company recognized a nonrecurring $940,000 after-tax non-cash gain in 1992. The gain was due to the assumption by PacifiCorp of certain liabilities related to the existing coal handling facilities that were replaced by the construction of the new facilities. Other benefits from the PacifiCorp Settlement will continue to have a positive effect on earnings for the life of the agreements. The exact amount of earnings each year will depend largely upon the continued successful operation of the Wyodak Plant.


______________________________________________________________________
(CHART IN ANNUAL REPORT)
TONS OF COAL SOLD (thousands of tons)

          1993          3,027
          1992          2,958
          1991          2,742
          1990          2,908
          1989          2,349
______________________________________________________________________

Electric Operations

                               1993      1992     1991
                                    (in thousands)
Revenue                      $98,155   $97,448   $98,158

Operating expenses            74,173    74,056    73,522

Operating income             $23,982   $23,392   $24,636

Net income                   $11,171   $11,041   $12,156

     Electric revenue increased 0.7% in 1993 compared to a 0.7% decrease in 1992 and a 6.4% increase in 1991. Firm kilowatthour sales increased 3.5% in 1993 compared to a 0.5% increase in 1992 and a 3.6% increase in 1991 and have averaged an annual 2.5% growth rate over the last three years. Homestake Mining Company, the Company's largest customer, reduced its energy usage by 22,000 megawatt hours in 1993 by concentrating on more efficient production areas in a depressed gold market. Sales growth in 1992 was reduced by mild weather conditions.

     The revenue increase in 1993 from additional electric sales was offset by a decrease in the fuel and purchased power adjustment passed on to electric customers. The decrease in purchased power was due to a $2,000,000 refund received from PacifiCorp on the 40-year power purchase agreement.

     Revenue decreased in 1992 due to a decrease in the fuel and purchased power adjustment passed on to electric customers. This decrease was a result of a $600,000 increase in the refund accrued for the limitation on the return allowed on WRDC coal sales to the Company's power plants and a $600,000 decrease in fuel and purchased power expense. Purchased power decreased in 1992 compared to 1991 due to a full year of operations at the Wyodak Plant.

     In South Dakota, the Company may not include in rates any cost of coal which allows WRDC to earn a return on equity on sales of coal to the Company's utility operations in excess of a percentage equal to the rate on long-term "A" rated utility bonds plus 400 basis points (4%). The investment base on which the return is calculated includes all of WRDC's investment base except for investments in subsidiary companies and other non-mining interests. The maximum return on equity to be applied in 1994 for the 1993 adjustment will be approximately 11.6%. The returns applied in 1992 and 1991 were 12.7% and 13.4%, respectively. The Company has recorded an accrual for the 1994 refund for sales in 1993 of approximately $1,060,000. The 1993 and 1992 refunds were approximately $1,538,000 and $940,000, respectively. Tons of WRDC's coal sold to Black Hills represent approximately 35% of its total coal sales. The refund increased in 1994 and 1993 compared to 1992 primarily due to the decrease in long-term "A" rated utility bond interest rates. The decrease in the allowed return in 1993 was offset by an increase in WRDC's investment base primarily due to its investment in an electric shovel and new coal conveying facilities.

     Revenue per kilowatt sold was 6.0 cents in 1993 down from 6.2 cents in 1992 and 6.1 cents in 1991. The number of customers in the service area increased to 53,330 in 1993 from 52,535 in 1992 and 51,775 in 1991.

     Operating expenses were relatively flat in 1993 compared to 1992 as a result of the $2,000,000 purchased power refund. Operating expenses increased 0.7% in 1992, and decreased slightly in 1991. The decrease in 1991 reflects the effect of buying out the Wyodak Plant Lease and a decrease in administrative and general expenses and property taxes. The Wyodak Plant Lease payment was recorded as an operating expense in the past. Since the purchase of the Plant in April 1991, the cost of ownership is now reflected in depreciation and interest expense.

     The Company went through a corporate reorganization during the first quarter of 1991 resulting in a $600,000 reduction in administrative and general expenses. Eleven existing positions and several vacant positions were eliminated.

     During 1991 the South Dakota Department of Revenue instituted the unit valuation method in determining property values for those entities whose property is centrally assessed for tax purposes resulting in a decrease in property taxes of approximately $1,050,000 from 1990 levels. Property taxes increased $540,000 in 1993 and $600,000 in 1992 as a result of increased valuations.

COAL MINING OPERATIONS

                            1993      1992      1991
                                 (in thousands)
Revenue                   $29,822   $28,296   $26,138

Operating expenses         17,462    16,724    16,667

Operating income          $12,360   $11,572   $ 9,471

Net income                $10,648   $11,695   $ 9,623

     Revenue increased 5.4% in 1993 and 8.3% in 1992 due to a 2.3% and 7.9% increase, respectively in tons of coal sold. The increase in tons of coal sold reflects two whole years of operations at the Wyodak Plant. Operating expense increased 4.4% in 1993 reflecting an increase in depreciation expense as a result of an increase in capital investments and higher taxes associated with increased revenues. Operating expenses remained relatively flat in 1992 caused by a decrease in administrative and general expenses offset by an increase in coal production. Operating income increased 6.8% in 1993 and 22.2% in 1992 reflecting the increase in coal revenue.

______________________________________________________________________
(CHART IN ANNUAL REPORT)
EQUIVALENT BARRELS OF OIL SOLD (thousands of barrels)

          1993          465
          1992          315
          1991          262
          1990          205
          1989          207
______________________________________________________________________

     Revenue decreased 1.5% in 1991 due to a 5.7% decrease in tons of coal sold offset by a 4.5% increase in the average price per ton sold. The decrease in tons of coal sold was primarily due to the Wyodak Plant's scheduled six week maintenance period during the year. The increase in the average price was due to increases in the government indices used in the coal contract price calculations and 1990 coal audit adjustments.
Operating expenses decreased 4.1% in 1991 due to the decrease in coal production and a decrease in ad valorem taxes and administrative expenses. Administrative expenses decreased due to the corporate reorganization that occurred during the year. Operating income increased 3.4% primarily due to the decrease in administrative expenses.

     Non-operating income was $2,226,000 in 1993 compared to $3,894,000 in 1992 and $3,677,000 in 1991. Non-operating income includes the PacifiCorp Settlement, a coal contract settlement from Grand Island, Nebraska, and interest income from investments. Non-operating income decreased in 1993 due to a decrease in interest income attributable to lower interest rates and a non-recurring $940,000 after-tax non-cash gain recognized in 1992 related to the PacifiCorp Settlement.

     In late 1987 WRDC agreed to the termination of a long-term coal supply agreement with the City of Grand Island, Nebraska. Grand Island was granted a 14 year option to purchase coal and in return WRDC receives payments of approximately $155,000 each year. WRDC has reserved sufficient coal in the eventuality the City of Grand Island exercises its option.









Oil and Gas Production

                       1993          1992         1991
                                (in thousands)
Revenue              $11,396        $9,599       $9,077

Operating expenses     9,952         8,214        7,717

Operating income     $ 1,444        $1,385       $1,360

Net income           $ 1,127        $  902       $  902


     The oil and gas operations have not been a significant percent of the Company's total operations. Net income and assets related to oil and gas operations have been 7% or less of the Company's consolidated amounts over the last three years.

     Revenue, primarily comprised of oil and gas sales, is supplemented by field services in the Finn-Shurley oil field in eastern Wyoming. Equivalent barrels of oil sold increased approximately 48% to 465,000 barrels in 1993 from 315,000 barrels in 1992 and 262,000 barrels in 1991. The average sales price of oil per barrel was $16.69 in 1993 compared to $19.10 in 1992 and $20.03 in 1991. WPC's operating expenses increased 21% in 1993 compared to 6.4% in 1992 and 9.6% in 1991. Operating expenses increased primarily due to increased depletion expense as a result of increased oil and gas production and lower oil prices. WPC recognized $3,725,000, $2,291,000, and $1,350,000 of depletion expense in 1993, 1992, and 1991, respectively.

     Low commodity prices reduce the value of the Company's oil and gas assets and will cause the Company to increase its depletion expense. Management estimates that oil prices must average $14 to $15 per barrel for its oil and gas operations to remain profitable.

     WPC's proved reserves, and the revenues generated from production, will decline as production occurs, except to the extent WPC conducts successful exploration and development activities or acquires additional proved reserves. WPC has been in an active exploration and development drilling program during 1991, 1992, and 1993. Much of WPC's production growth in 1993 was the result of its horizontal drilling program in the Austin Chalk formation in Texas. WPC intends to increase its net proved reserves by selectively increasing its oil and gas exploration and development activities and by acquiring additional interests in the Finn-Shurley oil field and Rocky Mountain region primarily with the use of internally generated funds.

       WPC's reserves are based on reports prepared by Ralph E. Davis Associates, Inc. in 1993 and 1992 and Huddleston & Co., Inc. in 1991, independent engineering companies, selected by the Company. Reserves were determined using constant product prices at the end of the respective years. Estimates of economically recoverable reserves and future net revenues are based on a number of variables which may differ from actual results. WPC's unaudited reserves, principally proved developed and undeveloped properties, were estimated to be 1.1, 2.2, and 2.5 million barrels of oil and 2.8, 3.2, and 4.8 billion cubic feet of natural gas as of December 31, 1993, 1992, and 1991, respectively. The decrease in the reserves was caused by price decreases, production increases, and engineering revisions. WPC has interests in 386 oil and gas properties in seven states. WPC operates a total of 347 wells in Wyoming, Colorado, and South Dakota. WPC's non-operated properties are located in Wyoming, Colorado, North Dakota, Montana, Kansas, and Texas.

EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     On January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This new standard requires that the expected cost of these benefits must be accrued for during the years employees render service. The Company prospectively adopted the new standard effective January 1, 1993, and is amortizing the discounted present value of the accumulated postretirement benefit obligation of $2,996,000 to expense over a 20 year period. The net periodic postretirement cost charged to expense in 1993 was $527,000 (pre-tax). For measurement purposes, an 11.5% annual rate of increase in healthcare benefits was assumed for 1994; the rate was assumed to decrease gradually to 6% in 2005 and remain at that level thereafter. The healthcare cost trend rate assumption has a significant effect on the amount reported. A 1% increase in the health care cost trend assumption would increase the net periodic postretirement benefit cost by approximately $140,000 annually or 20.8%.

ACCOUNTING FOR INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the use of the liability method in accounting for income taxes. Under the liability method, deferred income taxes are recognized, at currently enacted income tax rates, to reflect the tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements. The new standard required adjustments to existing balances of accumulated deferred income taxes to reflect changes in income tax rates. To the extent such income taxes are recoverable or payable through future rates, a $6,912,000 net regulatory liability has been recorded in the accompanying consolidated balance sheets. Initial application of the statement had no material impact on the Company's results of operations.




INFLATION

     Inflation may have a significant impact on replacement of property and capital improvements in the future due to the capital intensive nature of the utility business. The rate making process gives no recognition to the fair value of existing plant; however, in the past, the Company has been allowed to recover and earn on the increased cost of its net investment when the addition to or replacement of facilities occurred. The majority of the mining operations' coal contracts provide for the adjustment over time of components of the sales price through indexes, formulas, or direct pass-through of costs.

REPORT OF MANAGEMENT

     Management of Black Hills Corporation is responsible for the preparation, integrity, and objectivity of the consolidated financial statements of the Company and its subsidiaries. The consolidated financial statements are prepared in conformity with generally accepted accounting principles and reflect management's informed judgments and best estimates with due consideration given to materiality. Information contained elsewhere in the Annual Report is consistent with the consolidated financial statements.

     The Company's system of internal controls is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization, and the consolidated financial statements are prepared in accordance with generally accepted accounting principles. The internal controls are continually reviewed and evaluated for effectiveness. No internal control system can prevent the occurrence of errors and irregularities with absolute assurance due to the inherent limitations of any system. Management's objective is to maintain a system that meets its goals in a cost effective manner.

     The Audit Committee, composed exclusively of outside directors, is responsible for overseeing the Company's financial reporting process and reporting the results of its activities to the Board of Directors. This committee, management, and the internal auditor periodically review matters associated with financial reporting, audit activities, and internal controls. As part of their audit of the Company's 1993 consolidated financial statements, the Company's independent auditors, Arthur Andersen & Co., considered the Company's system of internal controls to the extent they deemed necessary to determine the nature, timing, and extent of their audit tests. The independent and internal auditors have free access to the Audit Committee to discuss the results of their audits without the presence of management.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Black Hills Corporation:

    We have audited the accompanying consolidated balance sheets and statements of capitalization of BLACK HILLS CORPORATION AND SUBSIDIARIES as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Hills Corporation and Subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Notes 8 and 9 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for post retirement benefits other than pensions and its method of accounting for income taxes.

                                       ARTHUR ANDERSEN & CO.

Minneapolis, Minnesota,
January 28, 1994

                               BLACK HILLS CORPORATION
                          CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31           1993          1992        1991
                                          (in thousands)
Operating revenues:
  Electric . . . . . . . . . . .$ 98,155      $ 97,448    $ 98,158
  Coal mining. . . . . . . . . .  29,822        28,296      26,138
  Oil and gas production . . . .  11,396         9,599       9,077

                                 139,373       135,343     133,373
Operating expenses:
  Fuel and purchased power . . .  36,946        38,209      38,851
  Operations . . . . . . . . . .  23,368        23,337      23,825
  Maintenance  . . . . . . . . .   6,869         6,513       6,729
  Administrative and general . .   8,144         7,811       7,910
  Depreciation, depletion, and
   amortization  . . . . . . . .  16,051        13,860      12,012
  Taxes, other than income
   taxes (Note 12) . . . . . . .  10,209         9,264       8,579

                                 101,587        98,994      97,906

Operating income:
  Electric . . . . . . . . . . .  23,982        23,392      24,636
  Coal mining  . . . . . . . . .  12,360        11,572       9,471
  Oil and gas production . . . .   1,444         1,385       1,360

                                  37,786        36,349      35,467

Other income (expense):
  Interest expense . . . . . . .  (8,817)       (8,965)     (8,001)
  Investment income  . . . . . .   1,739         3,149       2,956
  Allowance for funds used
    during construction  . . . .     729           378         177
  Other, net (Note 12) . . . . .     474         1,233         631

                                  (5,875)       (4,205)     (4,237)

Income before income taxes . . .  31,911        32,144      31,230
Income taxes (Note 9). . . . . .  (8,965)       (8,506)     (8,549)

     Net income  . . . . . . . .$ 22,946      $ 23,638    $ 22,681

Weighted average common shares
  outstanding (Note 2) . . . . .  13,811        13,689      13,675

Earnings per share of common
  stock (Note 2) . . . . . . . .$   1.66      $   1.73    $   1.66


The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended December 31                   1993       1992       1991
                                               (in thousands)
Balance, beginning of year . . . . . . $105,173   $ 98,512    $91,876
Net income . . . . . . . . . . . . . .   22,946     23,638     22,681
Cash dividends on common stock
  ($1.28, $1.24, and $1.17 per
  share, respectively) . . . . . . . .  (17,720)   (16,977)   (16,045)
Balance, end of year . . . . . . . . . $110,399   $105,173    $98,512

                        CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31                     1993       1992       1991
                                                (in thousands)
Cash flows provided from
(used for) operating activities:
  Net income  . . . . . . . . . . . . .  $ 22,946    $23,638    $22,681
  Principal non-cash items-
    Depreciation, depletion, and
      amortization  . . . . . . . . . .    16,051     13,860     12,012
    Deferred income taxes and
      investment tax credits. . . . . .     1,042        761       (801)
    Gain on coal settlement . . . . . .         -       (940)         -
    Allowance for other funds used during
      construction  . . . . . . . . . .      (333)       (94)       (65)
  (Increase) decrease in receivables,
    inventories, and other current assets  (1,556)     1,378        488
  Increase (decrease) in current
    liabilities   . . . . . . . . . . . .  (2,562)     4,814      1,847
  Other, net  . . . . . . . . . . . . . .   4,259      1,091       (470)
                                           39,847     44,508     35,692

Cash flows provided from (used for)
  investing activities:
  Neil Simpson Unit #2 construction
   costs, excluding allowance for
   other funds used during construction
   (Note 7) . .                           (12,675)    (2,227)         -
 Other property additions, excluding
    allowance for other funds used
    during construction . . . . . . . . . (27,282)   (25,594)   (25,587)
  Short-term investments purchased  . . . (33,622)   (33,938)   (14,771)
 Short-term investments sold . . . . . . .25,504     32,610          -
  Proceeds from sale of long-term
    investments . . . . . . . . . . . . .  14,724          -          -
                                          (33,351)   (29,149)   (40,358)

Cash flows provided from (used for)
  financing activities:
  Dividends paid  . . . . . . . . . . . . (17,720)   (16,977)   (16,045)
  Common stock issued . . . . . . . . . .  13,705        534          -
  Net short-term borrowings . . . . . . .   3,784        900       (500)
  Long-term debt issued . . . . . . . . .       -          -      8,768
  Long-term debt retired  . . . . . . . .  (4,166)    (3,725)    (1,921)
                                           (4,397)   (19,268)    (9,698)
    Increase (decrease) in cash and
      cash equivalents. . . . . . . . . .   2,099     (3,909)   (14,364)

Cash and cash equivalents:
  Beginning of year . . . . . . . . . . .   5,767      9,676     24,040
  End of year . . . . . . . . . . . . . .$  7,866    $ 5,767    $ 9,676

Supplemental disclosure of cash flow
  information:
  Cash paid during the period for -
    Interest  . . . . . . . . . . . . . .$  9,283    $ 9,296    $ 6,837
    Income taxes. . . . . . . . . . . . .$  8,000    $ 7,440    $ 8,700
Non-cash investing and financing
 activities (Notes 3 and 6)

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

December 31                              1993                1992
                                               (in thousands)
     ASSETS
Current assets:
  Cash and cash equivalents  . . . . .$  7,866             $  5,767
  Short-term investments . . . . . . .  24,217               16,099
  Receivables, net
    Customers  . . . . . . . . . . . .  12,415               10,246
    Other  . . . . . . . . . . . . . .     901                1,807
  Materials, supplies, and fuel. . . .   6,765                6,448
  Prepaid expenses . . . . . . . . . .   1,638                1,662
       Total current assets  . . . . .  53,802               42,029

Property and investments:
  Electric . . . . . . . . . . . . . . 341,852              318,270
  Coal mining. . . . . . . . . . . . .  51,670               44,483
  Oil and gas production . . . . . . .  32,371               28,465
  Investments  . . . . . . . . . . . .   7,250               21,974
                                       433,143              413,192
  Less accumulated depreciation
    and depletion. . . . . . . . . . .(144,492)            (132,890)
       Net property and investments. . 288,651              280,302
Deferred charges:
  Federal income taxes . . . . . . . .   7,271                2,153
  Other  . . . . . . . . . . . . . . .   3,129                5,718
                                        10,400                7,871
                                      $352,853             $330,202

     LIABILITIES AND CAPITALIZATION

Current liabilities:
  Current maturities of
   long-term debt. . . . . . . . . . .$  3,542             $  4,166
  Notes payable (Note 4) . . . . . . .  11,768                7,984
  Accounts payable . . . . . . . . . .   9,535                8,939
  Accrued liabilities-
    Taxes. . . . . . . . . . . . . . .   5,583                5,544
    Fuel and purchased power refunds     1,375                4,120
    Interest . . . . . . . . . . . . .   1,700                2,167
    Other. . . . . . . . . . . . . . .   6,023                6,008
       Total current liabilities . . .  39,526               38,928

Deferred credits:
  Federal income taxes . . . . . . . .  36,705               37,687
  Investment tax credits . . . . . . .   6,027                6,532
  Reclamation costs. . . . . . . . . .   7,290                6,651
  Regulatory liability . . . . . . . .   6,912                    -
  Other. . . . . . . . . . . . . . . .   3,030                2,430
       Total deferred credits. . . . .  59,964               53,300

Commitments and contingent liabilities
  (Notes 7 and 8). . . . . . . . . . .

Capitalization, per accompanying
  statements:
  Common stock equity. . . . . . . . . 168,089              149,158
  Long-term debt . . . . . . . . . . .  85,274               88,816
       Total capitalization. . . . . . 253,363              237,974

                                      $352,853             $330,202

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                   CONSOLIDATED STATEMENTS OF CAPITALIZATION
December 31                                     1993            1992
                                                   (in thousands)
Common stock equity (Note 2):
  Common stock, $1 par value; 50,000,000
    shares authorized; 14,269,580 and
    13,701,287 shares outstanding,
    respectively  . . . . . . . . . . . . . .$ 14,270        $ 13,701
  Additional paid-in capital  . . . . . . . .  43,420          30,284
  Retained earnings . . . . . . . . . . . . . 110,399         105,173
       Total common stock equity  . . . . . . 168,089         149,158

Cumulative preferred stock:
  No par value; 400,000 shares authorized;
    no shares outstanding . . . . . . . . . .       -               -

  $100 par value; 270,000 shares
    authorized; no shares outstanding . . . .       -               -

Long-term debt (Note 3):
  First mortgage bonds-
    4.75% due 1993. . . . . . . . . . . . . .       -             854
    8.375% due 1998 . . . . . . . . . . . . .   3,340           4,005
    8.05% due 1999. . . . . . . . . . . . . .   4,875           4,900
    6.625% and 6.85% pollution control
      and industrial development revenue
      bonds, collateralized with first
      mortgage bonds, due 2007  . . . . . . .   1,840           2,000
    9.00% due 2003. . . . . . . . . . . . . .  11,739          12,818
    9.49% due 2018. . . . . . . . . . . . . .   6,000           6,000
    9.35% due 2021  . . . . . . . . . . . . .  35,000          35,000
                                               62,794          65,577
  Other-
    6.7% pollution control revenue bonds,
      due 2010. . . . . . . . . . . . . . . .  12,300          12,300
    10.50% pollution control revenue
      bonds, due 2014 . . . . . . . . . . . .  12,200          12,200
    Other long-term obligations . . . . . . .   1,522           2,905
                                               26,022          27,405

       Total long-term debt                    88,816          92,982
  Current maturities  . . . . . . . . . . . .  (3,542)         (4,166)
       Net long-term debt . . . . . . . . . .  85,274          88,816

       Total capitalization . . . . . . . . .$253,363        $237,974

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1993, 1992, AND 1991

(1)  BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS DESCRIPTION

Black Hills Corporation and its Subsidiaries (the Company) operate in three primary business segments: electric, coal mining, and oil and gas production. The Company's electric utility operation is engaged in the generation, purchase, transmission, distribution, and sale of electric power and energy in western South Dakota, northeastern Wyoming, and southeastern Montana. Sales of electric power to the three largest electric customers represented 20% of the Company's electric revenue in 1993, 22% in 1992, and 21% in 1991.

The coal mining operation of the Company, located in northeastern Wyoming, mines and sells sub-bituminous coal primarily under long-term coal supply agreements. As described in Note 6, a substantial portion of the coal mining operation's sales are to the Wyodak Plant. Sales of coal to the Company and to PacifiCorp represent 89% of total coal sales.

The Company's oil and gas exploration and production business operates and has working interests in oil wells principally located in the Rocky Mountain region and Texas.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Black Hills Corporation and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation except for revenues and expenses associated with intercompany coal sales in accordance with the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." Total intercompany coal sales not eliminated were $10,047,000, $9,811,000, and $9,220,000 in 1993, 1992, and 1991,
respectively.

PROPERTY AND INVESTMENTS

Property is recorded at cost which includes an allowance for funds used during construction where applicable. The cost of electric property retired, together with removal cost less salvage, is charged to accumulated depreciation. Repairs and maintenance of property are charged to operations as incurred.

Investments, consisting principally of tax exempt municipal bonds held for corporate development purposes, are carried at cost which approximates market.




DEPRECIATION AND DEPLETION

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Depreciation provisions for the electric property were equivalent to annual composite rates of 3.2% in 1993 and 1992, and 3.3% in 1991. Composite depreciation rates for other property were 9.6%, 7.5%, and 8.2% in 1993, 1992, and 1991, respectively.

Depletion of coal and oil and gas properties is computed using the cost method for financial reporting and the gross income method or cost method, whichever is applicable, for federal income tax reporting.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash of the Company is invested in money market investments such as municipal put bonds, money market preferreds, commercial paper, Euro-dollars, and certificates of deposit. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents and short-term investments are stated at cost which approximates market.

REVENUE RECOGNITION

Revenue from sales of electric energy is based on rates filed with applicable regulatory authorities. Electric revenue includes an accrual for estimated unbilled revenue for services provided through year-end.

Revenue from other business segments is recognized at the time the products are delivered or the services are rendered.

OIL AND GAS EXPLORATION

The Company accounts for its oil and gas exploration activities under the full cost method. Capitalized costs associated with unsuccessful wells are amortized over future periods as the reserves from successful wells are produced.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

Allowance for funds used during construction (AFDC) represents the approximate composite cost of borrowed funds and a return on capital used to finance construction expenditures and is capitalized as a component of the electric property. The AFDC was computed at an annual composite rate of 7.7% in 1993, 10.5% in 1992, and 12% in 1991.

INCOME TAXES

Deferred taxes are provided on all significant temporary differences, principally depreciation. Investment tax credits have been deferred in the electric operation and the accumulated balance is amortized as a reduction of income tax expense over the useful lives of the related electric property which gave rise to the credits.


(2)  CAPITAL STOCK

Common Stock

Common shares issued at $1.00 par value during the years indicated were:

                                     1993          1992
Public offering                    525,000             -

Employee Stock
 Purchase Plan                      16,402        24,332

Dividend Reinvestment
 and Stock Purchase Plan            26,891             -

                                   568,293        24,332

There were no shares issued in 1991.

At December 31, 1993, 74,209 shares of unissued common stock were available for future offerings under the Employee Stock Purchase Plan.

During 1993, the Board of Directors adopted a new Dividend Reinvestment and Stock Purchase Plan, under which shareholders may purchase additional shares of common stock through dividend reinvestment and/or optional cash payments at 100% of the recent average market price. The Company has the option of issuing new shares or purchasing the shares on the open market. At December 31, 1993, 973,109 shares of unissued common stock were available for future offerings under the Plan.

On January 30, 1992, the Board of Directors declared a three-for-two common stock split in the form of a 50% stock dividend, payable March 2, 1992, to shareholders of record on February 10, 1992. The common stock and per share information in the accompanying consolidated financial statements and notes have been restated to reflect the stock distribution.

ADDITIONAL PAID-IN CAPITAL

Changes in additional paid-in capital for the years indicated were:

                                      1993         1992         1991
                                              (in thousands)
Balance, beginning of year          $30,284      $29,776      $34,336
Premium, net of expenses,
 received from sales of
 common stock                        13,136          508            -
Three-for-two stock split                 -            -       (4,560)

Balance, end of year                $43,420      $30,284      $29,776

(3)  LONG-TERM DEBT

Substantially all of the Company's utility property is subject to the lien of the Indenture securing its first mortgage bonds. First mortgage bonds of the Company may be issued in amounts limited by property, earnings, and other provisions of the mortgage indentures.

In 1992, the Company issued $12,300,000, 6.7% Unsecured Pollution Control Refunding Revenue Bonds, due 2010. The proceeds were used to redeem $12,300,000 of 6.625% and 6.85%, Pollution Control Revenue Bonds, due 2007.

The Company entered into a refunding agreement in 1992 to refund the existing $12,200,000, 10.5% Pollution Control Revenue Bonds in 1994 with 7.5% Pollution Control Revenue Bonds. The refunding agreement obligates the Company to call and satisfy in full the existing bonds in 1994, including a redemption premium of 2% or $240,000 on the existing bonds. Because of the forward nature of this transaction, the refunding will not be reflected in the Company's consolidated financial statements or capital structure until 1994.

In 1991 the Company issued two series of first mortgage bonds, $35,000,000 at 9.35% due 2021 and $13,806,000 at 9.00% due 2003. The funds were primarily used for the purchase of the Wyodak Plant as described in Note 6.

Scheduled maturities of long-term debt for the next five years are:
$3,542,000 in 1994, $2,144,000 in 1995, $2,255,000 in 1996, $2,384,000 in
1997, and $2,196,000 in 1998.

(4)  NOTES PAYABLE TO BANKS

At December 31, 1993, the Company had $40,000,000 of unsecured short-term lines of credit. Borrowings outstanding under these lines of credit were $11,700,000 and $6,000,000 as of December 31, 1993 and 1992, respectively.
Average borrowings during 1993, 1992, and 1991 were $11,059,000, $5,616,000, and $4,552,000, respectively. The average interest rate on these borrowings was 5.2%, 6.0%, and 8.3% in 1993, 1992, and 1991, respectively. The Company has no compensating balance requirements associated with these lines of credit. The Company pays a 0.125% facility fee on $10,000,000 of the existing lines. The lines of credit are subject to periodic review and renewal during the year by the banks.

(5)  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of the Company's financial instruments.

Cash and Cash Equivalents

The carrying amount approximates fair value due to the short maturity of those instruments.

Short-Term and Other Investments

The fair value of the Company's short-term and other investments equals the quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Long-Term Debt

The fair value of the Company's long-term debt is estimated based on quoted market rates for utility debt instruments having similar maturities and similar debt ratings, with an exception for debt associated with the federal coal lease modifications. The fair value of the bonus payments for the federal coal lease modifications equals the discounted future cash flows using the prime rate as the discount rate. The final federal bonus payment is due February 1, 1994.

The estimated fair values of the Company's financial instruments are as follows:

                                                    1993
                                               (in thousands)
                                           Carrying       Fair
                                            Amount        Value
Cash and cash equivalents                   $ 7,866      $ 7,866
Short-term investments                       24,217       24,217
Other investments                             7,250        7,257
Long-term debt                               88,816      105,639

                                                    1992
                                               (in thousands)
                                           Carrying       Fair
                                            Amount        Value
Cash and cash equivalents                   $ 5,767      $ 5,767
Short-term investments                       16,099       16,177
Other investments                            21,974       22,023
Long-term debt                               92,982      101,885


The majority of the Company's outstanding bonds are currently subject to make-whole provisions which would eliminate any economic benefits for the Company to call and refinance the bonds.

(6)  WYODAK PLANT
On April 8, 1991, the Company purchased a 20% interest and PacifiCorp an 80% interest in the Wyodak Plant (the Plant), a 330 MW coal-fired electric generating station located in Campbell County, Wyoming. PacifiCorp is the operator of the Plant. The total acquisition cost of the Company's 20% interest was approximately $42,022,000. The Company financed its 20% interest through the issuance of first mortgage bonds.

The Company and PacifiCorp had leased the Plant since 1978 under a leveraged lease agreement. The lease was recorded by the Company as a capital asset with corresponding debt at the present value of the lease payments.

Non-cash investing and financing activities associated with the acquisition were as follows:

     Acquisition of interest in Wyodak Plant
      through debt issuance and assumption         $42,022,000

     Elimination of capital lease asset and
      obligation relating to the Wyodak Plant       30,694,000

The Company received a rate order from the South Dakota Public Utilities Commission that allows the capitalization of the full cost of the Plant for rate making purposes in South Dakota. Electric sales to South Dakota customers represent approximately 82% of total electric sales.

The Company receives 20% of the Plant's capacity and is committed to pay 20% of its additions, replacements, and operating and maintenance expenses. As of December 31, 1993, the Company's investment in the Plant included $71,207,000 in electric plant and $18,844,000 in accumulated depreciation. The Company's share of direct expenses of the Plant is included in the corresponding categories of operating expenses in the accompanying consolidated statements of income.

Wyodak Resources Development Corp. (WRDC) supplies coal to the Plant under an agreement expiring in 2013 with a 10 year renewal option. This coal supply agreement is collateralized by a mortgage on and a security interest in some of WRDC's coal reserves. At December 31, 1993, approximately 32,250,000 tons were covered under this agreement. WRDC's sales to the Plant were $21,438,000, $20,317,000, and $17,775,000 for the years ended
December 31, 1993, 1992, and 1991, respectively.

(7)  COMMITMENTS AND CONTINGENT LIABILITIES

NEW POWER PLANT

Construction of Neil Simpson Unit #2 (NSS #2), an 80 MW coal fired generating plant located adjacent to the Wyodak coal mine, commenced in August 1993. The Company has committed to the South Dakota Public Utilities Commission and the Wyoming Public Service Commission to construct NSS #2 at a capital cost not to exceed $124,889,000 including AFDC and to not include in rate base any capital costs in excess thereof. The construction of the plant is scheduled to be completed by the end of 1995. The Company has incurred approximately $15,000,000 of costs related to the plant as of December 31, 1993.

WRDC has committed to supply all of the coal requirements for the life of the plant. The coal pricing methodology would restrict WRDC's earnings on all coal sales to the Company to a return on its investment base. WRDC has committed to further reduce the price for coal to be used in any of the Company's power plants during a period of time that under prudent dispatch that power plant would not have been operated if it were not for the discounted price of coal.

COAL OBLIGATIONS

In addition to the 32,250,000 tons of coal reserved under the agreement with the Wyodak Plant, WRDC has reserved 30,000,000 tons of coal under existing contracts and 52,000,000 tons of coal under future purchase options. None of the purchase options are expected to be exercised because the option price is substantially higher than the market price. An option for 50,000,000 tons can be exercised only if WRDC has not committed the coal reserves to other buyers prior to the exercise of the option.

POWER PURCHASE AGREEMENT

In 1983, the Company entered into a 40 year power agreement with PacifiCorp providing for the purchase of 75 megawatts of electric capacity and energy. Although the price paid for the capacity and energy is based on the operating costs of one of PacifiCorp's coal-fired electric generating plants, the power can come from anywhere in PacifiCorp's system. Costs incurred under this agreement were $21,106,000, $21,507,000, and $22,280,000 in 1993, 1992, and 1991, respectively.

RECLAMATION

Under its mining permit, WRDC is required to reclaim all land where it has mined coal reserves. The cost of reclaiming the land is accrued as the coal is mined. While the reclamation process takes place on a continual basis, much of the reclamation occurs over an extended period after the area is mined. Approximately $650,000 is charged to operations as reclamation expense annually. As of December 31, 1993, accrued reclamation costs were approximately $7,290,000.

OTHER

The Company is subject to various legal proceedings and claims which arise in the ordinary course of operations and in the sales of formerly owned companies. In the opinion of management, the amount of liability, if any, with respect to these actions would not materially affect the consolidated financial position or results of operations of the Company.

(8)  EMPLOYEE BENEFIT PLANS

The Company has a defined benefit pension plan (the Plan) covering substantially all employees. The benefits are based on years of service and compensation levels during the highest five consecutive years of the last ten years of service. The Company's funding policy is in accordance with the federal government's funding requirements. The Plan's assets consist primarily of equity and debt securities and cash equivalents.





Net pension expense (income) for the Plan was as follows:

                                   1993             1992             1991
                                              (in thousands)
Service cost                     $   651          $   535          $   499
Interest cost                      1,899            1,687            1,510
Return on assets:
  Actual                          (2,852)          (2,224)          (5,210)
  Deferred                           333             (215)           3,203
Net pension expense (income)     $    31          $  (217)         $     2

Funding information for the Plan as of October 1 of each year was as follows:

                                             1993                1992
                                                  (in thousands)
Fair value of plan
  assets                                     $25,186             $23,602
Projected benefit
  obligation                                  28,367              22,969
                                              (3,181)                633
Unrecognized:
  Net loss (gain)                              3,779                 (13)
  Prior service cost                           1,105               1,204
  Transition asset                              (631)               (721)
Prepaid pension cost                         $ 1,072             $ 1,103

Accumulated benefit
  obligation                                 $22,464             $18,885

Vested benefit obligation                    $21,507             $18,123

Actuarial assumptions:
  Discount rate                                  7.5%                8.5%
  Expected long-term rate of
   return on assets                               11%                 11%
  Rate of increase in
   compensation levels                             5%                  5%

The change in the assumed discount rate from 8.5% in 1992 to 7.5% in 1993 resulted in an increase in the accumulated benefit obligation and projected benefit obligation of $2,260,000 and $3,403,000, respectively.

The Company has various supplemental retirement plans for outside directors and key executives of the Company. The plans are nonqualified defined benefit plans. Costs incurred under the plans were $633,000, $735,000, and $570,000 in 1993, 1992, and 1991, respectively.

On January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The new standard requires that the expected cost of these benefits must be charged to expense during the years that the employees render service. Prior to adopting the standard the Company expensed these benefits as they were paid. The Company is amortizing the transition obligation of $2,996,000 over a 20 year period.

Employees retiring from the Company on or after attaining age 55 who have rendered at least five years of service to the Company are entitled to postretirement healthcare benefits coverage. These benefits are subject to premiums, deductibles, copayment provisions, and other limitations. The Company may amend or change the plan periodically. The Company is not pre-funding its retiree medical plan.

The net periodic postretirement cost for the Company was as follows:

                                                  1993
                                             (in thousands)
     Service cost                                 $127
     Interest cost                                 250
     Amortization of transition
      obligation                                   150
     Net periodic postretirement
      benefit cost                                $527

Funding information as of October 1 was as follows:

                                                   1993
                                              (in thousands)
     Accumulated postretirement benefit
      obligation:
       Retirees                                   $1,316
       Fully eligible active participants            865
       Other active participants                   1,921
     Unfunded accumulated postretirement
      benefit obligation                           4,102
     Unrecognized net loss                          (892)
     Unrecognized transition obligation           (2,846)
     Accrued postretirement benefit cost          $  364

For measurement purposes, an 11.5% annual rate of increase in healthcare benefits was assumed for 1994; the rate was assumed to decrease gradually to 6% in 2005 and remain at that level thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A 1% increase in the healthcare cost trend assumption would increase the net periodic postretirement cost by approximately $140,000 annually or 20.8%. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5%.

(9)  INCOME TAXES

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the use of the liability method in accounting for income taxes. Under the liability method, deferred income taxes are recognized, at currently enacted income tax rates, to reflect the tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements. To implement the statement, certain adjustments were made to accumulated deferred income taxes. To the extent such income taxes are recoverable or payable through future rates, regulatory assets and liabilities have been recorded in the accompanying consolidated balance sheets. Initial application of the statement had no material impact on the Company's results of operations.

Income tax expense for the years indicated was:

                                           1993       1992       1991
                                                 (in thousands)
Current                                   $7,923     $7,745     $9,350
Deferred                                   1,547      1,273       (289)
Investment tax credits, net                 (505)      (512)      (512)
                                          $8,965     $8,506     $8,549

The sources of temporary differences and the tax effect of each are summarized as follows:

                                           1993       1992        1991
                                                 (in thousands)
Tax in excess of book depreciation        $  662     $  566      $  257
Inventory accounting method                 (184)      (179)       (308)
Mining development and oil
  exploration costs                        1,315        848          61
Other                                       (246)        38        (299)
                                          $1,547     $1,273      $ (289)

The temporary differences which gave rise to the net deferred tax liability at December 31, 1993 were as follows:








                                                              Net Deferred
                                                                 Income
                                                                Tax Asset
                                     Assets      Liabilities   (Liability)
                                                (in thousands)
Accelerated depreciation and
 other plant-related differences     $    -        $32,507      $(32,507)
AFUDC-equity                              -            461          (461)
Regulatory asset                      2,350              -         2,350
Unamortized investment tax credits    2,109              -         2,109
Mining development and oil
 exploration                            746          2,383        (1,637)
Employee benefits                     1,227            455           772
Other                                   839            899           (60)
                                     $7,271        $36,705      $(29,434)

The effective tax rate differs from the federal statutory rate for the years ended December 31, as follows:

                                                1993       1992       1991
Federal statutory rate                          35.0%      34.0%      34.0%
Percentage depletion in
 excess of cost                                 (2.8)      (2.3)      (2.3)
Amortization of investment
 tax credits                                    (1.6)      (1.5)      (1.6)
Tax exempt interest income                      (1.7)      (2.3)      (2.8)
Other                                           (0.8)      (1.4)       0.1

                                                28.1%      26.5%      27.4%

(10)  OIL AND GAS RESERVES  (Unaudited)

The following table summarizes Western Production Company's (WPC) estimated quantities of proved developed and undeveloped oil and natural gas reserves at December 31, 1993 and 1992, and a reconciliation of the changes between these dates using constant product prices for the respective years. These estimates are based on reserve reports by an independent engineering company selected by the Company. Such reserve estimates are based upon a number of variable factors and assumptions which may cause these estimates to differ from actual results.








                                                1993             1992
                                            Oil     Gas      Oil     Gas
                           (in thousands of barrels of oil and MCF of gas)
Proved developed and
 undeveloped reserves:
  Balance at beginning of year             2,199   3,243     2,524   4,799
    Production                              (327)   (777)     (247)   (379)
    Additions                                259   1,847       193     272
    Revisions to previous
     estimates due to changed
     economic conditions                  (1,015) (1,554)     (271) (1,449)

  Balance at end of year                   1,116   2,759     2,199   3,243

Proved developed reserves at end
  of year included above                   1,116   2,759     1,630   2,633

Year end prices                           $13.00  $ 2.35    $18.75  $ 1.65

WPC has interests in 386 oil and gas properties in seven states. WPC operates a total of 347 wells in Wyoming, Colorado, and South Dakota.
WPC's non-operated properties are located in Wyoming, Colorado, North Dakota, Montana, Kansas, and Texas. WPC also holds leases on approximately 74,000 gross and 50,000 net undeveloped acres.

(11)  SUMMARY OF INFORMATION RELATING TO SEGMENTS OF THE COMPANY'S BUSINESS

The three primary segments of the Company's business are its electric, coal mining, and oil and gas production operations. The following table summarizes certain information specifically identifiable with each segment as of or for the years ended December 31.

                                  1993         1992       1991
                                         (in thousands)
Assets at year end:
    Electric                    $259,680    $238,378    $228,788
    Coal mining                   72,328      71,194      71,873
    Oil and gas                   20,845      20,630      19,234

                                $352,853    $330,202    $319,895

Depreciation, depletion, and
  amortization:
    Electric                    $  9,952    $  9,614    $  8,644
    Coal mining                    1,953       1,482       1,572
    Oil and gas                    4,146       2,764       1,796

                                $ 16,051    $ 13,860    $ 12,012
Capital expenditures:
    NSS #2 (includes AFDC)       $12,792    $  2,227     $     -
    Other electric                13,140      15,507      29,865*
    Coal mining                    7,425       5,001       1,129
    Oil and gas                    6,933       5,180       5,987

                                $ 40,290    $ 27,915    $ 36,981

*  Includes the acquisition of the Wyodak Plant (See Note 6).

(12)  SUPPLEMENTARY INCOME STATEMENT INFORMATION

PACIFICORP COAL SETTLEMENT

In 1987, WRDC entered into an agreement with PacifiCorp which (a) settled PacifiCorp's obligation to purchase coal commencing in 1990 for a second plant to be located at Wyodak, the construction of which had been canceled,
(b) provided for, among other things, increases in the coal price and minimum coal purchase obligations by PacifiCorp for the Wyodak Plant, and
(c) provided for payments to WRDC of $2,000,000 each on January 2, 1988 through 1991 for an option to purchase additional coal. These settlements resulted in an increase in the Company's net income in 1993, 1992, and 1991 of approximately $1,500,000, $2,800,000, and $2,600,000 or $0.11, $0.20,
and $0.19 per share of common stock, respectively.

OTHER COAL SETTLEMENTS

In late 1987, WRDC agreed to the termination of a long-term coal supply agreement with the city of Grand Island, Nebraska. Grand Island was granted a 14 year option to purchase coal and in return WRDC will receive payments of approximately $155,000 each year.

TAXES OTHER THAN INCOME TAXES

                                        1993      1992      1991
                                              (in thousands)
   Property                           $ 3,549    $2,996    $2,366
   Production and severance             2,982     2,622     2,820
   Payroll                              1,195     1,225     1,164
   Black lung                           1,256     1,191     1,099
   Federal reclamation                  1,060     1,035       960
   Other                                  167       195       170
                                      $10,209    $9,264    $8,579








COMPONENTS OF OTHER INCOME (EXPENSE):

                                        1993      1992       1991
                                             (in thousands)
    Coal settlements
      PacifiCorp                       $    -    $  940    $  802
      Grand Island                        155       155       125
    Other                                 319       138      (296)
                                       $  474    $1,233    $  631


(13)  QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for the years indicated are summarized as follows:

                                   First     Second    Third     Fourth
                                 (in thousands, except per share amounts)
   YEAR ENDED DECEMBER 31, 1993
     Operating revenues           $34,375   $32,924   $36,304   $35,770
     Operating income               9,980     7,793    10,087     9,926
     Net income                     6,103     4,575     6,011     6,257
     Earnings per share of common
      stock                          0.45      0.33      0.44      0.44
     Common stock prices
       High                       $28-1/4   $27-1/4   $27-1/8   $26-1/8
       Low                        $24-7/8   $24-5/8   $25-1/8   $21-7/8
     Dividends paid per share
       of common stock            $  0.32   $  0.32   $  0.32   $  0.32


   YEAR ENDED DECEMBER 31, 1992
     Operating revenues           $32,463   $32,175   $35,359   $35,346
     Operating income               8,826     7,608    10,050     9,865
     Net income                     5,588     5,581     6,276     6,193
     Earnings per share of common
      stock                          0.41      0.41      0.46      0.45
     Common stock prices
       High                       $29-1/2   $32-1/4   $29-5/8   $29-1/4
       Low                        $25-3/8   $25-1/2   $27-1/2   $23-3/4
     Dividends paid per share
       of common stock            $  0.31   $  0.31   $  0.31   $  0.31





                            SELECTED FINANCIAL DATA
                                  (unaudited)
Years ended December 31     1993     1992      1991      1990      1989
                              (in thousands, except per share amounts)
Operating revenues       $139,373  $135,343  $133,373  $127,498  $120,004
Net income from
 continuing operations     22,946    23,638    22,681    22,938    21,957
Per share of common
 stock:
  Earnings from
   continuing operations     1.66      1.73      1.66      1.68      1.60
  Dividends paid             1.28      1.24      1.17      1.09      1.01
Total assets              352,853   330,202   319,895   294,929   272,523
Total long-term
  obligations              85,274    88,816    92,982    78,978    78,939

FINANCIAL STATISTICS

Years ended December 31                  1993       1992         1991
TOTAL ASSETS (in thousands)            $352,853   $330,202     $319,895

PROPERTY AND INVESTMENTS (in thousands)
  Total property and investments  . . .$433,143   $413,192     $390,766
  Accumulated depreciation
   and depletion. . . . . . . . . . . . 144,492    132,890      122,574
  Capital expenditures
    (includes AFDC) . . . . . . . . . .  40,290     27,915       36,981

CAPITALIZATION (in thousands)
  Long-term debt  . . . . . . . . . . .$ 85,274   $ 88,816     $ 92,982
  Common stock equity . . . . . . . . . 168,089    149,158      141,963
       Total  . . . . . . . . . . . . .$253,363   $237,974     $234,945

CAPITALIZATION RATIOS
  Long-term debt  . . . . . . . . . . .    33.7%      37.3%        39.6%
  Common stock equity . . . . . . . . .    66.3       62.7         60.4
      Total . . . . . . . . . . . . . .   100.0%     100.0%       100.0%

AVERAGE INTEREST RATE ON LONG-TERM DEBT     9.0%       8.9%         8.9%

NET INCOME AVAILABLE FOR
  COMMON STOCK (in thousands)  . . . . $ 22,946   $ 23,638     $ 22,681

DIVIDENDS PAID ON COMMON STOCK
  (in thousands) . . . . . . . . . . . $ 17,720   $ 16,977     $ 16,045

COMMON STOCK DATA (in thousands)*
Shares outstanding, average. . . . . .   13,811     13,689       13,675
Shares outstanding, end of year. . . .   14,270     13,701       13,675
  Earnings per average share,
   in dollars. . . . . . . . . . . . . $   1.66   $   1.73     $   1.66
  Dividends paid per share, in dollars $   1.28   $   1.24     $   1.17
  Book value per share, end of
   year, in dollars. . . . . . . . . . $  11.78   $  10.89     $  10.38

RETURN ON COMMON STOCK EQUITY. . . . .     13.7%      15.8%        16.0%

ALLOWANCE FOR FUNDS USED DURING
 CONSTRUCTION AS PERCENT OF NET
 INCOME. . . . . . . . . . . . . . . .      3.2%       1.6%         0.8%

(continued)

Years ended December 31                  1990       1989         1988
TOTAL ASSETS (in thousands)            $294,929   $272,523     $270,258

PROPERTY AND INVESTMENTS (in thousands)
  Total property and investments. . . .$355,276   $331,310     $304,445
  Accumulated depreciation
   and depletion. . . . . . . . . . . . 111,111    101,591       92,661
  Capital expenditures
    (includes AFDC) . . . . . . . . . .  22,336     10,176       12,950

CAPITALIZATION (in thousands)
  Long-term debt  . . . . . . . . . . .$ 78,978   $ 78,939     $ 82,709
  Common stock equity . . . . . . . . . 135,329    127,338      120,100
       Total  . . . . . . . . . . . . .$214,307   $206,277     $202,809

CAPITALIZATION RATIOS
  Long-term debt  . . . . . . . . . . .    36.9%      38.3%        40.8%
  Common stock equity . . . . . . . . .    63.1       61.7         59.2
       Total  . . . . . . . . . . . . .   100.0%     100.0%       100.0%

AVERAGE INTEREST RATE ON LONG-TERM DEBT     8.6%       8.5%         8.5%

NET INCOME AVAILABLE FOR
  COMMON STOCK (in thousands)  . . . . $ 22,938   $ 21,096     $ 22,191

DIVIDENDS PAID ON COMMON STOCK
  (in thousands) . . . . . . . . . . . $ 14,947   $ 13,858     $ 12,756

COMMON STOCK DATA (in thousands)*
Shares outstanding, average. . . . . .   13,675     13,675       13,665
Shares outstanding, end of year. . . .   13,675     13,675       13,675
  Earnings per average share,
   in dollars. . . . . . . . . . . . . $   1.68   $   1.54     $   1.62
  Dividends paid per share, in dollars.$   1.09   $   1.01     $   0.93
  Book value per share, end of
   year, in dollars . . . . . . . . .  $   9.90   $   9.31     $   8.78

RETURN ON COMMON STOCK EQUITY . . . .      16.9%      16.6%        18.5%

ALLOWANCE FOR FUNDS USED DURING
  CONSTRUCTION AS PERCENT OF
  NET INCOME  . . . . . . . . . . . .       1.2%       0.5%         0.7%

* Common stock data have been adjusted retroactively to reflect the three-for-two stock split in March 1992.

ELECTRIC OPERATION STATISTICS

Years ended December 31                   1993        1992         1991
ELECTRIC ENERGY GENERATED
  AND PURCHASED (megawatt hours)
  Generated, net station output  . . . 1,227,084   1,226,153    1,148,259
  Purchased and net interchange  . . .   435,990     397,478      444,848
       Total generated and purchased . 1,663,074   1,623,631    1,593,107
  Non-firm sales . . . . . . . . . . .    (7,780)    (10,405)      (1,040)
  Company use and losses . . . . . . .   (61,336)    (73,627)     (59,896)
       Total electric energy sales . . 1,593,958   1,539,599    1,532,171

ELECTRIC ENERGY SALES (megawatt hours)
  Residential  . . . . . . . . . . . .   370,736     339,341      355,691
  General and commercial . . . . . . .   469,496     446,036      440,043
  Industrial . . . . . . . . . . . . .   568,316     572,244      550,999
  Public authorities . . . . . . . . .    22,621      21,798       21,347
  Sales for resale . . . . . . . . . .   162,789     160,180      164,091
       Total electric energy sales . . 1,593,958   1,539,599    1,532,171

ELECTRIC REVENUE (in thousands)
  Residential  . . . . . . . . . . . . $  27,064   $  25,366    $  27,053
  General and commercial . . . . . . .    32,295      30,742       31,227
  Industrial . . . . . . . . . . . . .    25,901      27,106       26,812
  Public authorities . . . . . . . . .     1,537       1,586        1,593
  Sales for resale . . . . . . . . . .     7,122       7,002        7,223
       Total electric revenue  . . . .    93,919      91,802       93,908
  Other revenue. . . . . . . . . . . .     4,236       5,646        4,250
       Total revenue                   $  98,155   $  97,448    $  98,158

ELECTRIC CUSTOMERS (end of year)
  Residential  . . . . . . . . . . . .    44,657      44,100       43,539
  General and commercial . . . . . . .     8,507       8,279        8,083
  Industrial . . . . . . . . . . . . .        41          38           40
  Public authorities . . . . . . . . .       124         117          112
  Other electric utilities . . . . . .         1           1            1
       Total . . . . . . . . . . . . .    53,330      52,535       51,775

RESIDENTIAL STATISTICS
  Average annual KWH usage:
    With electric heating. . . . . . .    17,601      15,380       16,773
    Without electric heating . . . . .     6,428       6,172        6,502
    All residential. . . . . . . . . .     8,351       7,743        8,218
  Average price per KWH, in cents  . .       7.2         7.6          7.6

AVERAGE PRICE PER KWH, ALL CUSTOMERS
(in cents) . . . . . . . . . . . . . .       6.0         6.2          6.1




(continued)
Years ended December 31                   1990        1989         1988
ELECTRIC ENERGY GENERATED
  AND PURCHASED (megawatt hours)
  Generated, net station output  . . . 1,169,054   1,046,971    1,119,073
  Purchased and net interchange  . . .   379,268     468,768      388,394
       Total generated and purchased . 1,548,322   1,515,739    1,507,467
  Non-firm sales . . . . . . . . . . .    (5,576)    (29,087)     (45,943)
  Company use and losses . . . . . . .   (64,031)    (53,282)     (56,869)
       Total electric energy sales . . 1,478,715   1,433,370    1,404,655

ELECTRIC ENERGY SALES (megawatt hours)
  Residential  . . . . . . . . . . . .   338,391     343,645      337,375
  General and commercial . . . . . . .   415,635     395,712      396,366
  Industrial . . . . . . . . . . . . .   542,312     529,703      509,036
  Public authorities . . . . . . . . .    20,819      20,980       24,574
  Sales for resale . . . . . . . . . .   161,558     143,330      137,304
       Total electric energy sales . . 1,478,715   1,433,370    1,404,655

ELECTRIC REVENUE (in thousands)
  Residential  . . . . . . . . . . . . $  25,498   $  25,456    $  24,768
  General and commercial . . . . . . .    29,027      27,815       26,884
  Industrial . . . . . . . . . . . . .    25,917      25,153       23,359
  Public authorities . . . . . . . . .     1,540       1,563        1,656
  Sales for resale . . . . . . . . . .     6,532       5,745        5,740
       Total electric revenue  . . . .    88,514      85,732       82,407
  Other revenue . . . . . . .              3,762       4,650        3,838
       Total revenue                   $  92,276   $  90,382    $  86,245

ELECTRIC CUSTOMERS (end of year)
  Residential  . . . . . . . . . . . .    43,020      42,505       41,880
  General and commercial . . . . . . .     7,866       7,703        7,512
  Industrial . . . . . . . . . . . . .        44          40           37
  Public authorities . . . . . . . . .       114         111          105
  Other electric utilities . . . . . .         1           1            1
       Total . . . . . . . . . . . . .    51,045      50,360       49,535

RESIDENTIAL STATISTICS
  Average annual KWH usage:
    With electric heating. . . . . . .    15,978      16,881       16,218
    Without electric heating . . . . .     6,288       6,421        6,461
    All residential. . . . . . . . . .     7,897       8,171        8,056
  Average price per KWH, in cents  . .       7.5         7.4          7.3

AVERAGE PRICE PER KWH, ALL CUSTOMERS
(in cents) . . . . . . . . . . . . . .       6.0         6.0          5.9


DIRECTORY

  COMMON STOCK

    Transfer Agent, Registrar, and Dividend Disbursing Agent

      Chemical Bank
      450 West 33rd Street
      New York, New York  10001

  FIRST MORTGAGE BONDS

    Trustee and Paying Agent

      Chemical Bank
      450 West 33rd Street
      New York, New York  10001

  POLLUTION CONTROL AND INDUSTRIAL DEVELOPMENT REVENUE BONDS

    Trustee and Paying Agent

      Norwest Bank Minnesota, N.A.
      Eighth Street and Marquette Avenue
      Minneapolis, Minnesota  55479

  GENERAL COUNSEL

      Morrill Brown & Thomas
      P.O. Box 8108
      Rapid City, South Dakota  57709

  CORPORATE OFFICES

      Black Hills Corporation
      P.O. Box 1400
      Rapid City, South Dakota  57709
      (605) 348-1700

The Company's common stock ($1 par value) is traded on The New York Stock Exchange. Quotations for the common stock are reported under the symbol BKH. At year-end the Company had 7,243 common stockholders of record. All fifty states and the District of Columbia plus twelve foreign countries are represented.

The continued interest and support of equity owners is appreciated. The Company has declared common stock dividends payable in cash in each year since its incorporation in 1941. At its January 1994 meeting, the Board of Directors raised the quarterly dividend to 33 cents per share, equivalent
to an annual increase of 4 cents per share.   This regular quarterly
dividend is payable March 1, 1994.   All dividends are reportable for
federal income tax purposes as ordinary dividend income.


The Annual Report is mailed to each shareholder in accordance with government rules. Dividend payments and interim reports of the Company are mailed quarterly. Dividend payment dates are March 1, June 1, September 1, and December 1. You may receive more than one copy of the Annual Report if there are variations in your name or address in which your stock is registered. Duplicate mailings of annual and interim reports can be eliminated upon written request of the shareholder.

A copy of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to shareholders without charge upon written request to Roxann R. Basham, Secretary, P.O. Box 1400, Rapid City, South Dakota 57709.

1994 ANNUAL MEETING

The Annual Meeting of Stockholders will be held at the Holiday Inn - Rushmore Plaza Hotel, 505 North Fifth Street, Rapid City, South Dakota, at 9:30 A.M., on May 24, 1994. Prior to the meeting, formal notice, proxy statement, and proxy will be mailed to shareholders.

DIRECT DEPOSIT OF DIVIDENDS

The Company encourages you to consider the direct deposit of your dividends. With direct deposit, your quarterly dividend payment can be automatically transferred on the dividend payment date to the bank, savings and loan, or credit union of your choice. Direct deposit assures payments are credited to shareholders' accounts without delay. A form is attached to your dividend check where you can request information about this method of payment. Questions regarding direct deposit should be directed to Chemical Bank, Security Holder Relations, P. O. Box 24935, Church Street Station, New York, New York 10249.

DIVIDEND REINVESTMENT PLAN

A Dividend Reinvestment and Stock Purchase Plan (the Plan) is available to common shareholders. The Company revised its plan in November 1993. The new Plan provides a method of investing common stock dividends and optional cash payments in additional shares of common stock of the Company at 100 percent of the recent average market price. The participant may elect to continue to receive cash dividends on shares registered in their names and invest by making optional cash payments only. Questions regarding the Plan should be directed to the Secretary of the Company or Chemical Bank, Dividend Reinvestment Department, J.A.F. Building, P.O. Box 3069, New York, New York 10116-3069 or by calling the Bank toll free at 1-800-279-1246.