Form 10-K, Exhibit 13
period 1994-12-31
BLACK HILLS CORP
filed 1995-03-15
CIK 12400

EXHIBIT 13
FINANCIAL DIRECTORY


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


     Black Hills Corporation (the Company) is an energy services company primarily consisting of three principal businesses: electric, coal mining, and oil and gas production. Under the assumed name of Black Hills Power and Light Company, the Company provides electric service to customers in the states of South Dakota, Wyoming, and Montana; Wyodak Resources Development Corp. (WRDC) mines and sells coal via long-term contracts; and Western Production Company (WPC) explores and produces oil and gas.

Liquidity and Capital Resources

     The Company generated cash from operations sufficient to meet operating needs, pay dividends on common stock and finance a portion of capital requirements. Except for the Company's current construction of Neil Simpson Unit #2 (NSS #2), a new power plant, property additions from 1992 through 1994 were primarily for the replacement of equipment, modernization of facilities, and for oil and gas investments. The primary capital requirements of the Company for the past three years were as follows:

                                       1994        1993        1992
                                              (in thousands)
     Construction of NSS #2          $73,984     $12,792     $ 2,227

     Other electric property
      additions                       14,187      13,140      15,507

     Coal mining additions             5,911       7,425       5,001

     Oil and gas investments           8,977       6,933       5,180

     Common stock dividends           18,920      17,720      16,977

     Maturities and redemptions
      of long-term debt                3,542       4,166       3,725
                                    --------     -------     -------
                                    $125,521     $62,176     $48,617









     Capital requirements for projected construction, capital improvements, and oil and gas investments are estimated to be as follows:


                                       1995        1996        1997
                                              (in thousands)
     NSS #2                          $31,100     $     -      $     -

     Other electric                   13,200      15,000       14,500

     Coal mining                       1,700       2,500        1,100

     Oil and gas                       9,500       6,000        6,000
                                     -------     -------      -------
                                     $55,500     $23,500      $21,600

     Major capital expenditures forecasted for the electric operations include the completion of NSS #2 in 1995 (See Construction of Neil Simpson Unit #2). The coal mining operations forecasted expenditures include the replacement of mining equipment. Forecasted expenditures for the oil and gas operations is dependent upon future cash flows and include an active development and exploratory drilling program and acquisition of existing producing properties. WYGEN, Inc., a newly formed subsidiary in 1994, does not currently have any forecasted capital expenditures. WYGEN was formed as an exempt wholesale generator and will not incur substantial costs until and unless long-term power sale contracts are obtained.

     Long-term debt and sinking fund requirements are as follows:

                                       1995        1996        1997
                                              (in thousands)

     Electric                        $2,136      $2,255      $2,384

     Coal mining                          8           -           -
                                     ------      ------      ------
                                     $2,144      $2,255      $2,384

     Under its mining permit, WRDC is required to reclaim all land where it has mined coal reserves. The cost of reclaiming the land is accrued as the coal is mined. While the reclamation process takes place on a continual basis, much of the reclamation occurs over an extended period after the area is mined. Approximately $600,000 is charged to operations as reclamation expense annually. As of December 31, 1994, accrued reclamation costs were approximately $7,600,000.

     The Company's capitalization for the three years ended December 31 was as follows:


                                     1994        1993        1992
     Long-term debt                   42%         34%         37%

     Common equity                    58          66          63
                                     ---         ---         ---
                                     100%        100%        100%

     The Company sold 525,000 shares of Common Stock, $1 par value, at a price of $25-3/8 per share in 1993 through a public stock offering. Proceeds from the sale were used to finance NSS #2. Net proceeds from the sale were approximately $12,700,000.

     The Company revised its Dividend Reinvestment and Stock Purchase Plan in 1993, under which shareholders may purchase additional shares of Common Stock through dividend reinvestment or optional cash payments at 100 percent of the recent average market price. The Company has the option of issuing new shares or purchasing the shares on the open market. The Company issued 112,578 new shares under the Plan in 1994 and 26,891 shares in 1993. Proceeds from the sale of new shares were used to finance capital expenditures.

     The Company filed a Form S-3, shelf registration in 1994 for $100,000,000 first mortgage bonds. The Company issued $45,000,000 first mortgage bonds under this filing on September 1, 1994. The bonds have a 30 year life and carry an 8.3 percent rate of interest. The Company issued $3,000,000 Environmental Improvement Revenue Bonds in 1994. The environmental bonds carry a variable rate of interest which is currently reset weekly. The average interest rate applied to the bonds in 1994 was
3.5 percent. The environmental bonds are structured so that the Company can determine from time to time whether to cause them to be remarketed periodically on a short-term or long-term basis. The ability to continue the environmental bonds on a short-term basis to take advantage of lower interest rates depends on the ability to continue to remarket the bonds. Proceeds from both bond issues were used to finance NSS #2. These additional financings increased the debt component of the Company's capital structure from 34 percent at December 31, 1993 to 42 percent at December 31, 1994.

     The Company also completed the refinancing of the $12,200,000, City of Gillette Pollution Control Revenue Bonds during 1994. During 1992 the Company entered into a forward refunding agreement on the $12,200,000, 10.5 percent, City of Gillette Pollution Control Revenue Bonds. The new bonds were issued in July 1994 at 7.5 percent and the Series 1984 bonds were called and redeemed on August 1, 1994 at 102 percent of par.

     Subsequent to year-end, the Company issued $30,000,000 first mortgage bonds under the shelf registration. The bonds have a 15 year life and carry an 8.06 percent rate of interest. The bondholders have a one-time option to cause the Company to redeem the bonds at par on February 1, 2002. Management believes that this issue will complete the long-term debt financing associated with NSS #2. The remaining expenditures related to the project will be financed by existing cash balances, short-term investments, and short-term lines of credit. (See Construction of Neil Simpson Unit #2).

     The Company issued $12,300,000, 6.7 percent, Pollution Control Revenue Refunding Bonds in 1992 to redeem $12,300,000 Pollution Control and Industrial Revenue Bonds which were collateralized by first mortgage bonds. The refunding bonds have no sinking fund requirements and mature in 2010. The refunding bonds are not secured under the Company's Indenture of Mortgage.

     At December 31, 1994, the Company had $70,000,000 of unsecured short-term lines of credit which provides for interim borrowings and the opportunity for timing of permanent financing. Borrowings outstanding under these lines of credit were $36,975,000 and $11,700,000 as of December 31, 1994 and 1993, respectively. The weighted average interest rate on these borrowings at December 31, 1994 and 1993 was 6.9 percent and 4.5 percent, respectively. Average borrowings during 1994, 1993, and 1992 were $21,070,000, $11,059,000, and $5,616,000, respectively. The increase in borrowings was directly related to the financing of the construction of NSS #2. There are no compensating balance requirements associated with these lines of credit. The Company pays a 0.125 percent facility fee on $25,000,000 of the existing short-term lines.

     In the past the Company has depended upon internally generated funds, issuance of short and long-term debt, and sales of common stock to finance its activities.

     Credit ratings for the Company's First Mortgage Bonds remained at an A1 level at Moody's Investors Service, Inc. and a 5 (High Single A) at Duff & Phelps, Inc. in 1994. Standard & Poor's reduced the Company's rating from an A+ level with a negative outlook in 1993 to an A level with negative outlook in 1994. These ratings reflect the opinion of the respective agencies as to the credit quality of the Company's bonds. Standard & Poor's stated that the downgrade was issued to reflect a burdensome construction program which will pressure financial results and require supportive rate treatment to maintain current credit worthiness. They stated the negative outlook would be removed if the Company receives favorable rate orders on NSS #2.













(TABLE IN ANNUAL REPORT)

COMMON STOCK DATA
                               1994            1993            1992
Net Income                  $23,805,000     $22,946,000     $23,638,000
Earnings Per Average Share      $1.66           $1.66           $1.73
Weighted Average Shares
 Outstanding                 14,339,095      13,810,912      13,689,105
Dividends Paid Per Share        $1.32           $1.28           $1.24
Five-Year Dividend Growth
 Rate                            5.5%            6.6%            8.4%
Payout Ratio                    79.5%           77.1%           71.7%
Book Value                     $12.19          $11.78          $10.89
Year-end Stock Price           $21.38          $22.75          $27.50
Dividend Yield on
 Market Value                    6.2%            5.6%            4.5%
Price Earnings Ratio               13              14              16
Return on Common Equity
 at Year-end                    13.6%           13.7%           15.8%



Construction of Neil Simpson Unit #2

     Construction of NSS #2, an 80 MW coal fired generating plant located adjacent to WRDC's coal mine, commenced in August 1993. Construction of NSS #2 is proceeding ahead of schedule and costs incurred to date are under the initial project budget. The construction costs of the plant are currently budgeted at $121,000,000. NSS #2 will increase net utility plant by more than 50 percent. Commercial operation is currently estimated to begin in September 1995. Purchased power is utilized by the Company in the interim to meet load growth not satisfied by existing resources. As of December 31, 1994, the Company has incurred approximately $89,000,000 of costs related to the plant. NSS #2 will be fueled by coal from WRDC's mine. The coal pricing methodology is not expected to increase earnings on coal sales to the Company because of the Company's agreement to limit coal payments to a return on its affiliate's investment base. Earnings on coal sales to the Company could be further limited because the Company has agreed to further discount the price of coal during a period of time that under prudent dispatch that power plant would not have been operated if it were not for the discounted price of coal.

     The Company guaranteed to the South Dakota Public Utilities Commission and the Wyoming Public Service Commission that the Company will never include in rate base for the determination of electric rates any initial capital costs of NSS #2 that exceed $124,889,000, including allowance for funds used during construction. Due to the guarantee, the Company would likely be forced to write off against earnings any construction costs of NSS #2 in excess of the guaranteed costs except to the extent that those costs could be recovered through performance guarantees and damage provisions in the contracts with the vendors and contractors. Management believes that the cost of the project will not exceed the amount of the guarantee.



(CHART IN ANNUAL REPORT)
CONSOLIDATED DEBT RATIOS (in percent)

                 1994             42.4
                 1993             33.7
                 1992             37.3
                 1991             39.6
                 1990             36.9
                 1989             38.3



MDU Power Sale

     During 1994, the Company entered into a Power Integration Agreement with Montana-Dakota Utilities Co. (MDU), a division of MDU Resources Group, Inc. The market-based agreement provides that for a period of 10 years commencing January 1, 1997, the Company will supply up to 55 MW of the electric power and energy required by MDU for its electric service area in and around Sheridan, Wyoming. MDU's Sheridan service area has experienced a 45 MW peak and a load factor of approximately 60 percent. The agreement is subject to the approval of the Federal Energy Regulatory Commission.

      The agreement further provides that the Company and MDU will share equal ownership in a combustion turbine of approximately 70 MW to be constructed at such time as the Company determines a new peaking resource is required. Both companies will receive the benefit of lower unit costs from a turbine that will be larger than either company could justify on its own.

Rate Applications

     On February 1, 1995 the Company filed an application with the South Dakota Public Utilities Commission requesting authority to increase rates by an average of 9.96 percent with the condition that rates will not be reduced when the benefits of the MDU Power Sale are realized commencing January 1, 1997. The Company has requested that the rate increase become effective when NSS #2 begins commercial operation. The Company plans to file an application for a rate increase with the Wyoming Public Service Commission in March 1995.

     The Company is seeking a negotiated increase in rates with its only wholesale customer, the City of Gillette, Wyoming. A tentative agreement with Gillette, subject to final approval of the parties and the Federal Energy Regulatory Commission, has been reached that will result an effective rate increase of 12.3 percent when NSS #2 becomes commercial and reduced to
8.8 percent on January 1, 1997 when the MDU Power Sale becomes effective.



Competition

     Management believes the Company's electric rates after the rate increase will remain favorably competitive with most rural electric cooperatives serving adjacent to the Company's service territory. However, this could be affected by many factors beyond the control of the Company.

     The electric utility industry can be expected to become increasingly competitive, due to a variety of regulatory, economic, and technological changes. The increasing level of competition is being fostered, in part, by the enactment of the National Energy Policy Act (NEPA) of 1992. NEPA encourages competition by allowing both utilities and non-utilities to form non-regulated generation subsidiaries without being restricted by the Public Utility Holding Company Act of 1935. As a result of competition in electric generation, wholesale power markets have become increasingly competitive. Although NEPA specifically bans federal-mandated wheeling of power for retail customers, several state public utility regulatory commissions are currently studying retail wheeling. None of the utility commissions in the Company's service territory have instituted proceedings on retail wheeling at this time. With the passage of NEPA and the advent of a more competitive electric utility environment, the Company continues to review its strategic plan and implement changes to increase its competitiveness.

     To assist in the planning for new resources and to minimize the risk of loss of large loads, the Company endeavors to contract with its large industrial users to serve all electric power needs for a term of years. Currently, Homestake Mining Company is under a 9-year contract to purchase all of its electric power requirements from the Company. The South Dakota State Cement Plant is under a similar 5-year contract and the City of Gillette is under a 17-year contract for 23 MW of its base load. These three customers in 1994 accounted for 29 percent of the Company's total firm kilowatthour sales and 20 percent of firm electric sales revenue.

Results of Operations:

Consolidated Results

     Consolidated net income for 1994 was $23,805,000 compared to $22,946,000 in 1993 and $23,638,000 in 1992 or $1.66 per average common share in 1994 and 1993 and $1.73 per average common share in 1992. This equates to a 13.6 percent return on year-end common equity in 1994, 13.7 percent in 1993, and 15.8 percent in 1992. The Company recognized a non-recurring $940,000 after-tax non-cash gain in 1992 related to the PacifiCorp Settlement (see PacifiCorp Settlement) which was equivalent to $0.07 per share. Without this gain, earnings per share would have been flat for the three year period with 4 percent and 1 percent more average common shares outstanding in 1994 and 1993, respectively. Consolidated net income for 1994 includes non-cash earnings of $2,371,000 for allowance for equity funds used during construction.





     Consolidated revenue and income provided by the three businesses as a percentage of the total were as follows:

Revenue
                          1994        1993        1992

     Electric              72%         71%         72%

     Coal mining           20          21          21

     Oil and gas            8           8           7
                          ---         ---         ---
                          100%        100%        100%

Net Income

     Electric              54%         49%         47%

     Coal mining           41          46          49

     Oil and gas            5           5           4
                          ---         ---         ---
                          100%        100%        100%

     Dividends paid on common stock totaled $1.32 per share in 1994. This reflected increases approved by the Board of Directors from $1.28 per share in 1993 and $1.24 per share in 1992. Dividends have increased at a 4.1 percent average annual compound growth rate over the last three years. All dividends were paid out of current earnings.

     In January 1995 the Board of Directors increased the quarterly dividend
1.5 percent to 33.5 cents per share. If this dividend is maintained during 1995, the increase will be equivalent to an annual increase of 2 cents per share.

Wyodak Plant Maintenance Schedule

     The Wyodak Plant was out of operation for five weeks in 1994 for scheduled maintenance. Fiscal 1993 and 1992 represent whole years of operations from the Wyodak Plant. When the Wyodak Plant is out of service, replacement power is provided from purchased power and increased generation from the Company's other generating plants. Additional purchased power costs are recovered by the utility through the fuel adjustment clauses. The loss of coal sales to the Wyodak Plant is partially mitigated through greater coal sales to the Company's other generating plants and reduced operating costs.







(CHART IN ANNUAL REPORT)
FIRM ELECTRIC SALES (Millions of Kwh)

                  1994            1,638
                  1993            1,594
                  1992            1,540
                  1991            1,532
                  1990            1,479



PacifiCorp Settlement

In 1987 WRDC and the Company entered into settlement agreements with PacifiCorp canceling PacifiCorp's obligation to purchase coal commencing in 1990 for a second plant scheduled to be constructed adjacent to the Wyodak Plant but which had been canceled, and settling a dispute over the quantity of coal PacifiCorp was required to purchase to operate the Wyodak Plant. This settlement resulted in an increase in the Company's net income in 1994, 1993, and 1992 of approximately $1,700,000, $1,500,000, and $2,800,000 or
$0.12, $0.11, and $0.20 per share of common stock, respectively. The settlement provided for, among other things, payments to WRDC of $2,000,000 each on January 2, 1988 through 1991 for an option to purchase 50,000,000 tons of coal if PacifiCorp should construct a second Wyodak power plant and required PacifiCorp to pay up to $15,000,000, such amount to be adjusted for inflation and deflation, for the cost of new coal handling facilities. Construction of the coal handling facilities commenced in 1992 and was completed in 1994. As a result of a definitive agreement entered into with PacifiCorp in 1992 regarding the construction of these facilities, the Company recognized a non-recurring $940,000 after-tax non-cash gain in 1992. The gain was due to the assumption by PacifiCorp of certain liabilities related to the existing coal handling facilities that were replaced by the construction of the new facilities. Other benefits from the PacifiCorp Settlement will continue to have a positive effect on earnings for the life of the agreements. The exact amount of earnings each year will depend largely upon the continued successful operation of the Wyodak Plant.

Electric Operations

                               1994      1993     1992
                                    (in thousands)
Revenue                     $104,756   $98,155   $97,448

Operating expenses            79,680    74,173    74,056
                            --------   -------   -------
Operating income            $ 25,076   $23,982   $23,392
                            ========   =======   =======
Net income                  $ 12,852   $11,171   $11,041
                            ========   =======   =======

     Electric revenue increased 6.7 percent in 1994 compared to a 0.7 percent increase in 1993 and a 0.7 percent decrease in 1992. Firm kilowatthour sales increased 2.7 percent in 1994 compared to a 3.5 percent increase in 1993 and a 0.5 percent increase in 1992 and have averaged an annual 2.2 percent growth rate over the last three years. Sales growth in 1992 was reduced by mild weather conditions.

     The increase in revenue in 1994 was due to the 2.7 percent increase in firm kilowatthour sales and an increase in the fuel and purchased power adjustment passed on to electric customers. The increase in purchased power costs was primarily due to replacement power purchased while the Wyodak Plant was down for maintenance.

     The revenue increase in 1993 from additional electric sales was offset by a decrease in the fuel and purchased power adjustment passed on to electric customers. The decrease in the purchased power adjustment passed on to electric customers was due to a $2,000,000 refund received from PacifiCorp on the 40-year power purchase agreement. Homestake Mining Company, the Company's largest customer, reduced its energy usage by 22,000 megawatt hours in 1993 by concentrating on more efficient production areas.

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

     In South Dakota the Company may not include in rates any cost of coal which allows WRDC to earn a return on equity on sales of coal to the Company's utility operations in excess of a percentage equal to the rate on long-term "A" rated utility bonds plus 400 basis points (4 percent). The investment base on which the return is calculated includes all of WRDC's investment base except for investments in subsidiary companies and other non-mining interests. The maximum return on equity to be applied in 1995 for the 1994 adjustment will be approximately 12.3 percent. The returns applied for the 1993 and 1992 adjustments were 11.6 percent and 12.7 percent, respectively. The Company has recorded an accrual for the 1995 refund for sales in 1994 of approximately $760,000. The 1994 and 1993 refunds were approximately $1,061,000 and $1,538,000, respectively. Tons of WRDC's coal sold to the Company represent approximately 33 percent of its total coal sales. The refund decreased in 1994 primarily due to the increase in long-term "A" rated utility bond interest rates.

     The decrease in the allowed return in 1993 was offset by an increase in WRDC's investment base primarily due to its investment in an electric shovel and new coal conveying facilities.

     Revenue per kilowatt sold was 6.1 cents in 1994 up from 5.9 cents in 1993 and 6.0 cents in 1992. The number of customers in the service area increased to 53,959 in 1994 from 53,330 in 1993 and 52,535 in 1992. The increase in revenue per kilowatthour sold in 1994 was due to the increase in purchased power cost related to replacement power purchased during the Wyodak Plant maintenance period.

     Operating expenses increased substantially in 1994 due to the increase in purchased power costs, remained relatively flat in 1993 compared to 1992 as a result of the $2,000,000 purchased power refund, and increased 0.7 percent in 1992.



(CHART IN ANNUAL REPORT)
TONS OF COAL SOLD (thousands of tons)

                  1994               2,796
                  1993               3,027
                  1992               2,958
                  1991               2,742
                  1990               2,908


Coal Mining Operations

                            1994      1993      1992
                                 (in thousands)
Revenue                   $28,594   $29,822   $28,296

Operating expenses         16,772    17,462    16,724
                          -------   -------   -------
Operating income          $11,822   $12,360   $11,572
                          =======   =======   =======
Net income                $ 9,873   $10,648   $11,695
                          =======   =======   =======


     Revenue decreased 4.1 percent in 1994 and increased 5.4 percent in 1993 and 8.3 percent in 1992 due to a 7.6 percent decrease and a 2.3 percent and
7.9 percent increase, respectively in tons of coal sold. The decrease in tons of coal sold in 1994 was caused by the Wyodak Plant being out of service for five weeks of scheduled maintenance. Operating expenses decreased 4.0 percent in 1994 reflecting the decrease in tons of coal mined offset by an increase in depreciation expense. Operating expense increased
4.4 percent in 1993 reflecting an increase in depreciation expense as a result of an increase in capital investments and higher taxes associated with increased revenues. Operating expenses remained relatively flat in 1992 caused by a decrease in administrative and general expenses offset by an increase in coal production.

     Non-operating income was $1,763,000 in 1994 compared to $2,226,000 in 1993 and $3,894,000 in 1992. Non-operating income includes the PacifiCorp Settlement, a coal contract settlement from Grand Island, Nebraska, and interest income from investments. Non-operating income decreased in 1994 and 1993 due to a decrease in interest income attributable to lower interest rates and a non-recurring $940,000 after-tax non-cash gain recognized in 1992 related to the PacifiCorp Settlement.

     WRDC formed two new subsidiaries during 1994, WYGEN, Inc. and DAKSOFT, Inc. WYGEN is an exempt wholesale generator as authorized by the National Energy Policy Act of 1992 and will engage exclusively in the business of owning or operating eligible electric generating facilities and selling electricity at wholesale. WYGEN plans to seek an air quality permit to construct the WYGEN Plant, an 80 MW mine-mouth, coal fired, electric generating plant, to be constructed next to NSS #2. Construction of the WYGEN Plant will not commence and WYGEN will not incur substantial costs until and unless long-term power sale contracts are obtained, justifying the construction. DAKSOFT, Inc. was formed to develop and market internally generated computer software associated with the Company's business segments. Neither company has recorded any revenue as of December 31, 1994, and their expenses are primarily organizational costs. Because of the immaterial amount of these costs they have been included with coal mining expenses.

Oil and Gas Production
                       1994          1993         1992
                                (in thousands)
Revenue              $12,052       $11,396       $9,599

Production expenses   10,196         9,952        8,214
                     -------        ------       ------
Operating income     $ 1,856        $1,444       $1,385
                     =======        ======       ======
Net income           $ 1,080        $1,127       $  902
                     =======        ======       ======

     The oil and gas operations have not been a significant percent of the Company's total operations. Net income and assets related to oil and gas operations have been 7 percent or less of the Company's consolidated amounts over the last three years.

     Revenue is primarily comprised of oil and gas sales and is supplemented by field services in eastern Wyoming. Equivalent barrels of oil sold increased approximately 34 percent to 624,000 barrels in 1994 from 465,000 barrels in 1993 and 315,000 barrels in 1992. The average sales price of oil per barrel was $15.56 in 1994 compared to $16.69 in 1993 and $19.10 in 1992. The average sales price per mcf of gas was $1.81 in 1994 compared to $2.31 in 1993 and $1.63 in 1992. WPC's production expenses increased 2.5 percent in 1994 compared to 21 percent in 1993 and 6.4 percent in 1992. Production expenses increased primarily due to increased depletion expense as a result of increased oil and gas production and lower oil and gas prices. WPC recognized $4,450,000, $3,725,000, and $2,291,000 of depletion expense in 1994, 1993, and 1992, respectively.

     Low oil and gas prices reduce the cash flow and value of the Company's oil and gas assets and will cause the Company to increase its depletion expense.

     WPC's proved reserves, and the revenues generated from production, will decline as production occurs, except to the extent WPC conducts successful exploration and development activities or acquires additional proved reserves. WPC has been in an active exploration and development drilling program during the past three years. Much of WPC's production growth in 1994 and 1993 was the result of its horizontal drilling program in the Austin Chalk formation in Texas. WPC intends to increase its net proved reserves by selectively increasing its oil and gas exploration and development activities and by acquiring producing properties primarily with the use of internally generated funds.

     WPC's reserves are based on reports prepared by Ralph E. Davis Associates, Inc. Reserves were determined using constant product prices at the end of the respective years. Estimates of economically recoverable reserves and future net revenues are based on a number of variables which may differ from actual results. WPC's unaudited reserves, principally proved developed and proved undeveloped properties, were estimated to be 1.4, 1.1, and 2.2 million barrels of oil and 9.1, 2.8, and 3.2 billion cubic feet of natural gas as of December 31, 1994, 1993, and 1992, respectively. The increase in reserves as of December 31, 1994, was primarily due to the active drilling program and a production acquisition in South Texas. The decrease in the reserves in 1993 was caused by price decreases, production increases, and engineering revisions. WPC has interests in 410 producing oil and gas properties in seven states. WPC operates a total of 349 wells in Wyoming and Colorado. WPC's non-operated properties are located in Texas, Wyoming, Colorado, North Dakota, Montana, Kansas, and California.




(CHART IN ANNUAL REPORT)
EQUIVALENT BARRELS OF OIL SOLD (thousands of barrels)

                 1994                624
                 1993                465
                 1992                315
                 1991                262
                 1990                205



Regulatory Accounting

     The Company follows Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, and its financial statements reflect the effects of the different ratemaking principles followed by the various jurisdictions regulating the Company. If rate recovery of generation-related costs become unlikely or uncertain, due to competition or regulatory action, these accounting standards may no longer apply to the Company's generation operations. In the event the Company determines that it no longer meets the criteria for following SFAS 71, the accounting impact to the Company would be an extraordinary non-cash charge to operations of an amount that could be material. Criteria that give rise to the discontinuance of SFAS 71 include increasing competition that could restrict the Company's ability to establish prices to recover specific costs and a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company periodically reviews these criteria to ensure the continuing application of SFAS 71 is appropriate.

Accounting for Certain Investments in Debt and Equity Securities

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires a change in accounting from cost to fair value. Under the fair value method, investments are classified in three categories: held to maturity securities, which are reported at amortized cost; trading securities, which are reported at fair value, with unrealized gains and losses included in earnings; available-for-sale securities, which are reported at fair value, with unrealized gains and losses reported as a separate component of shareholder's investment, net of income taxes.

     At December 31, 1994, the Company's short-term and other investments were classified as held-to-maturity securities and were reported at amortized cost.

Employers' Accounting for Postretirement Benefits Other than Pensions

     On January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This new standard requires that the expected cost of these benefits must be accrued for during the years employees render service. The Company prospectively adopted the new standard effective January 1, 1993, and is amortizing the discounted present value of the accumulated postretirement benefit obligation of $2,996,000 to expense over a 20 year period. The net periodic postretirement cost charged to expense in 1994 and 1993 was $669,000 and $527,000 (pre-tax), respectively. For measurement purposes, an 11 percent annual rate of increase in healthcare benefits was assumed for 1995; the rate was assumed to decrease gradually to 6 percent in 2005 and remain at that level thereafter. The healthcare cost trend rate assumption has a significant effect on the amount reported. A 1 percent increase in the health care cost trend assumption would increase the net periodic postretirement benefit cost by approximately $192,000 annually or 22.5 percent.

     The South Dakota Public Utilities Commission has continued to treat postretirement benefits on a "pay as you go" basis for rate making purposes.

Accounting for Income Taxes

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the use of the liability method in accounting for income taxes. Under the liability method, deferred income taxes are recognized, at currently enacted income tax rates, to reflect the tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial Statements. The new standard required adjustments to existing balances of accumulated deferred income taxes to reflect changes in income tax rates.
To the extent such income taxes are recoverable or payable through future rates, a $6,925,000 net regulatory liability has been recorded in the accompanying consolidated balance sheets. Initial application of the statement had no material impact on the Company's results of operations.

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

REPORT OF MANAGEMENT

     Management of Black Hills Corporation is responsible for the preparation, integrity, and objectivity of the consolidated financial statements of the Company and its subsidiaries. The consolidated financial statements are prepared in conformity with generally accepted accounting principles and reflect management's informed judgments and best estimates incorporating accounting policies that are reasonable and prudent for the Company's business environment. Information contained elsewhere in the Annual Report is consistent with the consolidated financial statements.

     The Company's system of internal controls is designed to provide reasonable assurance, on a cost-effective basis, that assets are safeguarded, transactions are executed in accordance with management's authorization, and the consolidated financial statements are prepared in accordance with generally accepted accounting principles. The internal controls are continually reviewed and evaluated for effectiveness. No internal control system can prevent the occurrence of errors and irregularities with absolute assurance due to the inherent limitations of any system.

     The Audit Committee, composed exclusively of outside directors, is responsible for overseeing the Company's financial reporting process and reporting the results of its activities to the Board of Directors. This committee, management, and the internal auditor periodically review matters associated with financial reporting, audit activities, and internal controls. As part of their audit of the Company's 1994 consolidated financial statements, the Company's independent auditors, Arthur Andersen LLP, considered the Company's system of internal controls to the extent they deemed necessary to determine the nature, timing, and extent of their audit tests. The independent and internal auditors have free access to the Audit Committee to discuss the results of their audits without the presence of management.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Black Hills Corporation:

     We have audited the accompanying consolidated balance sheets and statements of capitalization of BLACK HILLS CORPORATION AND SUBSIDIARIES as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Hills Corporation and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Notes 8 and 9 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions and its method of accounting for income taxes.

                                       ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
January 27, 1995

                               BLACK HILLS CORPORATION
                          CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31                     1994          1993        1992
                                                    (in thousands)
Operating revenues:
  Electric . . . . . . . . . . . . .      $104,756      $ 98,155    $ 97,448
  Coal mining  . . . . . . . . . . .        28,594        29,822      28,296
  Oil and gas  . . . . . . . . . . .        12,052        11,396       9,599
                                           -------       -------     -------
                                           145,402       139,373     135,343
                                           -------       -------     -------
Operating expenses:
  Fuel and purchased power . . . . .        41,970        36,946      38,209
  Operations and maintenance . . . .        28,713        30,237      29,850
  Administrative and general . . . .         7,921         8,144       7,811
  Depreciation, depletion, and
   amortization  . . . . . . . . . .        17,676        16,051      13,860
  Taxes, other than income
   taxes (Note 12) . . . . . . . . .        10,368        10,209       9,264
                                           -------       -------     -------
                                           106,648       101,587      98,994
                                           -------       -------     -------
Operating income:
  Electric . . . . . . . . . . . . .        25,076        23,982      23,392
  Coal mining  . . . . . . . . . . .        11,822        12,360      11,572
  Oil and gas  . . . . . . . . . . .         1,856         1,444       1,385
                                           -------       -------     -------
                                            38,754        37,786      36,349
                                           -------       -------     -------
Other income (expense):
  Interest expense . . . . . . . . .       (10,339)       (8,817)     (8,965)
  Investment income  . . . . . . . .         1,631         1,739       3,149
  Allowance for funds used during
      construction  . . . . . . . . .        3,983           729         378
  Other, net  . . . . . . . . . . . .          171           474       1,233
                                           -------       -------     -------
                                            (4,554)       (5,875)     (4,205)
                                           -------       -------     -------
Income before income taxes  . . . . .       34,200        31,911      32,144
Income taxes (Note 9) . . . . . . . .      (10,395)       (8,965)     (8,506)
                                           -------       -------     -------
     Net income  . . . . . . . . . . .    $ 23,805      $ 22,946    $ 23,638
                                           =======       =======     =======
Weighted average common shares
  outstanding  . . . . . . . . . . . .      14,339        13,811      13,689

Earnings per share of common
  stock  . . . . . . . . . . . . . . .    $   1.66      $   1.66    $   1.73

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Years ended December 31                             1994       1993       1992
                                                         (in thousands)
Balance, beginning of year . . . . . . . . . .   $110,399   $105,173   $ 98,512
Net income . . . . . . . . . . . . . . . . . .     23,805     22,946     23,638
Cash dividends on common stock ($1.32,
 $1.28, and $1.24 per share, respectively) . .    (18,920)   (17,720)   (16,977)
                                                 --------   --------   --------
Balance, end of year . . . . . . . . . . . . .   $115,284   $110,399   $105,173
                                                 ========   ========   ========

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31                             1994       1993       1992
                                                          (in thousands)
Operating activities:
  Net income  . . . . . . . . . . . . . . . . .  $ 23,805    $22,946    $23,638
  Principal non-cash items-
    Depreciation, depletion, and
      amortization  . . . . . . . . . . . . . .    17,676     16,051     13,860
    Deferred income taxes and
      investment tax credits. . . . . . . . . .     2,470      1,042        761
    Gain on coal settlement . . . . . . . . . .         -          -       (940)
    Allowance for other funds used during
      construction  . . . . . . . . . . . . . .    (2,371)      (333)       (94)
 (Increase) decrease in receivables,
    inventories, and other current assets . . .    (3,438)    (1,556)     1,378
  Increase (decrease) in current liabilities  .     5,054     (2,562)     4,814
  Other, net  . . . . . . . . . . . . . . . . .     5,740      4,259      1,091
                                                  -------    -------    -------
                                                   48,936     39,847     44,508
                                                  -------    -------    -------
Investing activities:
  Neil Simpson Unit #2 construction costs,
    excluding allowance for other funds
    used during construction (Note 7) . . . . .   (71,956)   (12,675)    (2,227)
  Other property additions, excluding
    allowance for other funds used
    during construction . . . . . . . . . . . .   (28,732)   (27,282)   (25,594)
  Short-term investments purchased  . . . . . .   (41,923)   (33,622)   (33,938)
  Short-term investments sold . . . . . . . . .    42,006     25,504     32,610
  Proceeds from sale of long-term investments .     4,958     14,724          -
                                                  -------    -------    -------
                                                  (95,647)   (33,351)   (29,149)
                                                  -------    -------    -------
Financing activities:
  Dividends paid  . . . . . . . . . . . . . . .   (18,920)   (17,720)   (16,977)
  Common stock issued . . . . . . . . . . . . .     2,436     13,705        534
  Net short-term borrowings . . . . . . . . . .    25,250      3,784        900
  Long-term debt issued . . . . . . . . . . . .    45,795          -          -
  Long-term debt retired  . . . . . . . . . . .    (3,542)    (4,166)    (3,725)
                                                  -------    -------    -------
                                                   51,019     (4,397)   (19,268)
                                                  -------    -------    -------
    Increase (decrease) in cash and
      cash equivalents. . . . . . . . . . . . .     4,308      2,099     (3,909)

Cash and cash equivalents:
  Beginning of year . . . . . . . . . . . . . .     7,866      5,767      9,676
                                                  -------     ------     ------
  End of year . . . . . . . . . . . . . . . . .  $ 12,174    $ 7,866    $ 5,767
                                                  =======     ======     ======

Supplemental disclosure of cash flow
  information:
  Cash paid during the period for -
    Interest  . . . . . . . . . . . . . . . . .  $  9,244    $ 9,283    $ 9,296
    Income taxes. . . . . . . . . . . . . . . .  $  7,290    $ 8,000    $ 7,440

Non-cash activities (Note 3)

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
December 31                                        1994                1993
                                                         (in thousands)
     ASSETS

Current assets:
  Cash and cash equivalents  . . . . . . . .    $ 12,174             $  7,866
  Short-term investments . . . . . . . . . .      24,134               24,217
  Receivables, net
    Customers  . . . . . . . . . . . . . . .      12,409               12,415
    Other  . . . . . . . . . . . . . . . . .       4,045                  901
  Materials, supplies, and fuel . . . . . .        7,139                6,765
  Prepaid expenses . . . . . . . . . . . . .       1,564                1,638
                                                 -------              -------
       Total current assets  . . . . . . . .      61,465               53,802
                                                 -------              -------
Property and investments:
  Electric . . . . . . . . . . . . . . . . .     425,690              341,852
  Coal mining. . . . . . . . . . . . . . . .      52,267               51,670
  Oil and gas  . . . . . . . . . . . . . . .      38,842               32,371
  Investments  . . . . . . . . . . . . . . .       2,785                7,250
                                                 -------              -------
                                                 519,584              433,143
  Less accumulated depreciation
    and depletion. . . . . . . . . . . . . .    (156,046)            (144,492)
                                                 -------              -------
       Net property and investments. . . . .     363,538              288,651
                                                 -------              -------
Deferred charges:
  Federal income taxes . . . . . . . . . . .       7,505                7,271
  Other  . . . . . . . . . . . . . . . . . .       4,369                3,129
                                                 -------              -------
                                                  11,874               10,400
                                                 -------              -------
                                                $436,877             $352,853
                                                 =======              =======
     LIABILITIES AND CAPITALIZATION

Current liabilities:
  Current maturities of long-term debt. . . .   $  2,144             $  3,542
  Notes payable (Note 4). . . . . . . . . . .     37,018               11,768
  Accounts payable  . . . . . . . . . . . . .     12,018                9,535
  Accrued liabilities-
    Taxes . . . . . . . . . . . . . . . . . .      6,331                5,583
    Fuel and purchased power refunds  . . . .      1,025                1,375
    Interest  . . . . . . . . . . . . . . . .      2,795                1,700
    Other . . . . . . . . . . . . . . . . . .      7,101                6,023
                                                 -------              -------
       Total current liabilities  . . . . . .     68,432               39,526
                                                 -------              -------
Deferred credits:
  Federal income taxes  . . . . . . . . . . .     39,953               36,705
  Investment tax credits  . . . . . . . . . .      5,521                6,027
  Reclamation costs . . . . . . . . . . . . .      7,618                7,290
  Regulatory liability  . . . . . . . . . . .      6,925                6,912
  Other . . . . . . . . . . . . . . . . . . .      4,093                3,030
                                                 -------              -------
       Total deferred credits . . . . . . . .     64,110               59,964
                                                 -------              -------
Commitments and contingent liabilities
  (Notes 7 and 8) . . . . . . . . . . . . . .

Capitalization, per accompanying statements:
  Common stock equity . . . . . . . . . . . .    175,410              168,089
  Long-term debt. . . . . . . . . . . . . . .    128,925               85,274
                                                 -------              -------
       Total capitalization . . . . . . . . .    304,335              253,363
                                                 -------              -------
                                                $436,877             $352,853
                                                 =======              =======

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                    CONSOLIDATED STATEMENTS OF CAPITALIZATION
December 31                                               1994            1993
                                                             (in thousands)
Common stock equity (Note 2):
  Common stock, $1 par value; 50,000,000
    shares authorized; 14,386,353 and
    14,269,580 shares outstanding,
    respectively  . . . . . . . . . . . . . . . . .    $ 14,386        $ 14,270
  Additional paid-in capital  . . . . . . . . . . .      45,740          43,420
  Retained earnings . . . . . . . . . . . . . . . .     115,284         110,399
                                                        -------         -------
       Total common stock equity  . . . . . . . . .     175,410         168,089
                                                        -------         -------

Cumulative preferred stock:
  No par value; 400,000 shares authorized;
    no shares outstanding . . . . . . . . . . . . .           -               -

  $100 par value; 270,000 shares
    authorized; no shares outstanding . . . . . . .           -               -


Long-term debt (Note 3):
  First mortgage bonds-
    8.375% due 1998 . . . . . . . . . . . . . . . .       2,675           3,340
    8.05% due 1999. . . . . . . . . . . . . . . . .       4,850           4,875
    6.625% pollution control and
      industrial development revenue
      bonds, collateralized with first
      mortgage bonds, due 2007  . . . . . . . . . .       1,680           1,840
    9.00% due 2003. . . . . . . . . . . . . . . . .      10,561          11,739
    9.49% due 2018. . . . . . . . . . . . . . . . .       6,000           6,000
    9.35% due 2021. . . . . . . . . . . . . . . . .      35,000          35,000
    8.30% due 2024. . . . . . . . . . . . . . . . .      45,000               -
                                                        -------         -------
                                                        105,766          62,794
                                                        -------         -------
  Other-
    6.7% pollution control revenue bonds, due 2010 .     12,300          12,300
    10.50% pollution control revenue
      bonds, due 2014. . . . . . . . . . . . . . . .          -          12,200
    7.50% pollution control revenue bonds, due 2024.     12,200               -
    $3,000,000, variable rate, environmental
      improvement bonds, due 2024, less $2,204,832
      in construction fund . . . . . . . . . . . . .        795               -
    Other long-term obligations  . . . . . . . . . .          8           1,522
                                                        -------         -------
                                                         25,303          26,022
                                                        -------         -------
       Total long-term debt                             131,069          88,816
  Current maturities  . . . . . . . . . . . . . . .      (2,144)         (3,542)
                                                        -------         -------
       Net long-term debt . . . . . . . . . . . . .     128,925          85,274
                                                        -------         -------
       Total capitalization . . . . . . . . . . . .    $304,335        $253,363
                                                        =======         =======

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1994, 1993, and 1992

(1)  BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

Black Hills Corporation and its Subsidiaries (the Company) operate in three primary business segments: electric, coal mining, and oil and gas production. The Company's electric utility operation is engaged in the generation, purchase, transmission, distribution, and sale of electric power and energy in western South Dakota, northeastern Wyoming, and southeastern Montana. Sales of electric power to the three largest electric customers represented 20 percent of the Company's electric revenue in 1994 and 1993, and 22 percent in 1992.

The coal mining operation of the Company, located in northeastern Wyoming, mines and sells sub-bituminous coal primarily under long-term coal supply agreements. As discussed in Note 6, 70 percent of the coal mining operation's sales are to the Wyodak Plant. Sales of coal to the Company and to PacifiCorp represent 89 percent of total coal sales.

The Company's oil and gas exploration and production business operates and has working interests in oil wells principally located in the Rocky Mountain region and Texas.

Principles of Consolidation

The consolidated financial statements include the accounts of Black Hills Corporation and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation except for revenues and expenses associated with intercompany coal sales in accordance with the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." Total intercompany coal sales not eliminated were $9,445,000, $10,047,000, and $9,811,000 in 1994, 1993, and 1992, respectively.

Property

Property is recorded at cost which includes an allowance for funds used during construction where applicable. The cost of electric property retired, together with removal cost less salvage, is charged to accumulated depreciation. Repairs and maintenance of property are charged to operations as incurred.

Depreciation and Depletion

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Depreciation provisions for the electric property were equivalent to annual composite rates of 3.1 percent in 1994 and 3.2 percent in 1993 and 1992. Composite depreciation rates for other property were 10.3 percent, 9.6 percent, and 7.5 percent in 1994, 1993, and 1992, respectively.


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

Allowance for Funds Used During Construction

Allowance for funds used during construction (AFDC) represents the approximate composite cost of borrowed funds and a return on capital used to finance construction expenditures and is capitalized as a component of the electric property. The AFDC was computed at an annual composite rate of 8.7 percent in 1994, 7.7 percent in 1993, and 10.5 percent in 1992.

Income Taxes

Deferred taxes are provided on all significant temporary differences, principally depreciation. Investment tax credits have been deferred in the electric operation and the accumulated balance is amortized as a reduction of income tax expense over the useful lives of the related electric property which gave rise to the credits.









(2)  CAPITAL STOCK

Common Stock

Common shares issued at $1.00 par value during the years indicated were:

                                 1994            1993          1992
Public offering                      -         525,000            -

Employee Stock
 Purchase Plan                   4,195          16,402       24,332

Dividend Reinvestment
 and Stock Purchase Plan       112,578          26,891            -
                               -------         -------       ------
                               116,773         568,293       24,332

At December 31, 1994, 70,014 shares of unissued common stock were available for future offerings under the Employee Stock Purchase Plan.

The Board of Directors adopted a new Dividend Reinvestment and Stock Purchase Plan in 1993, under which shareholders may purchase additional shares of common stock through dividend reinvestment and/or optional cash payments at 100 percent of the recent average market price. The Company has the option of issuing new shares or purchasing the shares on the open market. At December 31, 1994, 860,531 shares of unissued common stock were available for future offerings under the Plan.

Additional Paid-in Capital

Changes in additional paid-in capital for the years indicated were:

                                      1994         1993         1992
                                              (in thousands)
Balance, beginning of year          $43,420      $30,284      $29,776
Premium, net of expenses,
 received from sales of
 common stock                         2,320       13,136          508
                                     ------       ------       ------
Balance, end of year                $45,740      $43,420      $30,284

(3)  LONG-TERM DEBT

Substantially all of the Company's utility property is subject to the lien of the Indenture securing its first mortgage bonds. First mortgage bonds of the Company may be issued in amounts limited by property, earnings, and other provisions of the mortgage indentures.

In 1994 the Company filed a Form S-3, shelf registration for $100,000,000 first mortgage bonds. The Company issued $45,000,000 first mortgage bonds under this filing on September 1, 1994. The bonds have a 30 year life and carry an 8.3 percent rate of interest. Subsequent to year-end, the Company sold an additional $30,000,000 first mortgage bonds under the shelf registration. The bonds have a 15 year life and carry an 8.06 percent rate of interest. The Company also issued $3,000,000 Environmental Improvement Revenue Bonds in 1994. The bonds carry a variable rate of interest which is currently reset weekly. The average interest rate applied to the bonds in 1994 was 3.5 percent. These bond issues were used to finance Neil Simpson Unit #2 (NSS #2).

The Company also completed the refinancing of the $12,200,000, City of Gillette Pollution Control Revenue Bonds during 1994. In 1992 the Company entered into a forward refunding on the $12,200,000, 10.5 percent, City of Gillette Pollution Control Revenue Bonds. The new bonds were issued in July 1994 at 7.5 percent, due 2024.

In 1992 the Company issued $12,300,000, 6.7 percent Unsecured Pollution Control Refunding Revenue Bonds, due 2010. The proceeds were used to redeem $12,300,000 of 6.625 percent and 6.85 percent, Pollution Control Revenue Bonds, due 2007.

Scheduled maturities of long-term debt for the next five years are:
$2,144,000 in 1995, $2,255,000 in 1996, $2,384,000 in 1997, $2,196,000 in
1998, and $6,240,000 in 1999.

(4)  NOTES PAYABLE TO BANKS

At December 31, 1994, the Company had $70,000,000 of unsecured short-term lines of credit. Borrowings outstanding under these lines of credit were $36,975,000 and $11,700,000 as of December 31, 1994 and 1993, respectively.
The weighted average interest rate on these borrowings at December 31, 1994 and 1993 was 6.9 percent and 4.5 percent, respectively. Average borrowings during 1994, 1993, and 1992 were $21,070,000, $11,059,000, and $5,616,000, respectively. The Company has no compensating balance requirements associated with these lines of credit. The Company pays a 0.125 percent facility fee on $25,000,000 of the existing short-term lines. The lines of credit are subject to periodic review and renewal during the year by the banks.

(5)  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of the Company's financial instruments.

Cash and Cash Equivalents

The carrying amount approximates fair value due to the short maturity of these instruments.




Short-Term and Other Investments

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires a change in accounting for certain investments from cost to fair value. Under the fair value method, investments are classified in three categories: held-to-maturity securities, which are reported at amortized cost; trading securities, which are reported at fair value, with unrealized gains and losses included in earnings; available-for-sale securities, which are reported at fair value, with unrealized gains and losses reported as a separate component of shareholders' investment, net of income taxes.

At December 31, 1994, all of the Company's short-term and other investments were classified as held-to-maturity securities under SFAS No. 115, and reported at amortized cost with $24,134,000 maturing within one year. The classification of the Company's short-term and other investments by major security type at December 31, 1994, was as follows:

                                                            Net  Unrealized
                                Amortized Cost  Fair Value  Holding Losses
                                              (in thousands)
Corporate debt securities           $12,197       $12,200       $  3
Debt securities issued by states
 of the United States and
 municipalities of the states        12,246        12,222        (24)
                                     ------        ------        ---
                                    $24,443       $24,422       $(21)

Long-Term Debt

The fair value of the Company's long-term debt is estimated based on quoted market rates for utility debt instruments having similar maturities and similar debt ratings, with an exception for debt associated with the federal coal lease modifications. The fair value of the bonus payments for the federal coal lease modifications equals the discounted future cash flows using the prime rate as the discount rate. The final federal bonus payment was made February 1, 1994.











The estimated fair values of the Company's financial instruments are as follows:

                                                    1994
                                               (in thousands)
                                           Carrying       Fair
                                            Amount        Value
Cash and cash equivalents                  $ 12,174     $ 12,174
Short-term investments                       24,134       24,114
Other investments                             2,785        2,784
Long-term debt                              131,069      133,313

                                                    1993
                                               (in thousands)
                                           Carrying       Fair
                                            Amount        Value
Cash and cash equivalents                  $  7,866     $  7,866
Short-term investments                       24,217       24,217
Other investments                             7,250        7,257
Long-term debt                               88,816      105,639

The majority of the Company's outstanding bonds are currently subject to make-whole provisions which would eliminate any economic benefits for the Company to call and refinance the bonds.

(6)  WYODAK PLANT

The Company owns a 20 percent interest and PacifiCorp an 80 percent interest in the Wyodak Plant (the Plant), a 330 MW coal-fired electric generating station located in Campbell County, Wyoming. PacifiCorp is the operator of the Plant. The Company receives 20 percent of the Plant's capacity and is committed to pay 20 percent of its additions, replacements, and operating and maintenance expenses. As of December 31, 1994, the Company's investment in the Plant included $71,531,000 in electric plant and $20,956,000 in accumulated depreciation. The Company's share of direct expenses of the Plant is included in the corresponding categories of operating expenses in the accompanying consolidated statements of income.

Wyodak Resources Development Corp. (WRDC) supplies coal to the Plant under an agreement expiring in 2013 with a PacifiCorp option to renew for 10 years. This coal supply agreement is collateralized by a mortgage on and a security interest in some of WRDC's coal reserves. At December 31, 1994, approximately 30,292,000 tons were covered under this agreement. WRDC's sales to the Plant were $20,671,000, $21,438,000, and $20,317,000 for the years ended December 31, 1994, 1993, and 1992, respectively.

(7)  COMMITMENTS AND CONTINGENT LIABILITIES

New Power Plant

Construction of NSS #2, an 80 MW coal fired generating plant located adjacent to the Wyodak coal mine, commenced in August 1993 and is proceeding ahead of schedule and under the $124,889,000 budget. The Company committed to the South Dakota Public Utilities Commission and the Wyoming Public Service Commission to construct NSS #2 at a capital cost not to exceed $124,889,000 including AFDC and to not include in rate base any capital costs in excess thereof. On February 1, 1995, the Company filed an application with the South Dakota Public Utilities Commission requesting authority to increase rates by an average of 9.96 percent. The Company requested the increase become effective when NSS #2 begins commercial operation. Commercial operation is currently estimated to begin in September 1995. The Company has incurred approximately $89,000,000 of costs related to the plant as of December 31, 1994.

WRDC has committed to supply all of the coal requirements for the life of NSS #2. The coal pricing methodology is not expected to have a material effect on WRDC's earnings because earnings from coal sales to the Company are limited to a return on WRDC's investment base. WRDC has committed to further reduce the price for coal to be used in any of the Company's power plants during a period of time that under prudent dispatch that power plant would not have been operated if it were not for the discounted price of coal.

MDU Power Sale

During 1994, the Company entered into a Power Integration Agreement with Montana-Dakota Utilities Co., a division of MDU Resources Group, Inc. (MDU). The agreement provides that for a period of 10 years commencing January 1, 1997, the Company will supply up to 55 MW of electric power and associated energy required by MDU for its Sheridan, Wyoming, service territory. MDU's Sheridan service area has experienced a 45 MW peak and a load factor of approximately 60 percent. The agreement is subject to the approval of the Federal Energy Regulatory Commission.

Coal Obligations

In addition to the 30,292,000 tons of coal reserved under the agreement to supply coal to the Wyodak Plant, WRDC has reserved 29,075,000 tons of coal under existing contracts and 51,000,000 tons of coal under future purchase options. None of the purchase options are expected to be exercised because the option price is substantially higher than the market price. An option for 50,000,000 tons can be exercised only if WRDC has not committed the coal reserves to other buyers prior to the exercise of the option.

PacifiCorp Purchase Power Agreement

In 1983 the Company entered into a 40 year power agreement with PacifiCorp providing for the purchase of 75 megawatts of electric capacity and energy. Although the price paid for the capacity and energy is based on the operating costs of one of PacifiCorp's coal-fired electric generating plants, PacifiCorp's obligation is to provide power from its system. Costs incurred under this agreement were $23,132,000, $21,106,000, and $21,507,000 in 1994, 1993, and 1992, respectively.

Reclamation

Under its mining permit, WRDC is required to reclaim all land where it has mined coal reserves. The cost of reclaiming the land is accrued as the coal is mined. While the reclamation process takes place on a continual basis, much of the reclamation occurs over an extended period after the area is mined. Approximately $600,000 is charged to operations as reclamation expense annually. As of December 31, 1994, accrued reclamation costs were approximately $7,600,000.

Other

The Company is subject to various legal proceedings and claims which arise in the ordinary course of operations. In the opinion of management, the amount of liability, if any, with respect to these actions would not materially affect the consolidated financial position or results of operations of the Company.

(8)  EMPLOYEE BENEFIT PLANS

The Company has a defined benefit pension plan (the Plan) covering substantially all employees. The benefits are based on years of service and compensation levels during the highest five consecutive years of the last ten years of service. The Company's funding policy is in accordance with the federal government's funding requirements. The Plan's assets consist primarily of equity securities and cash equivalents.

Net pension expense (income) for the Plan was as follows:


                                 1994             1993             1992
                                              (in thousands)
Service cost                   $   865          $   651          $   535
Interest cost                    2,074            1,899            1,687
Return on assets:
  Actual                        (1,819)          (2,852)          (2,224)
  Deferred                        (793)             333             (215)
                                ------           ------           ------
Net pension expense (income)   $   327          $    31          $  (217)

Funding information for the Plan as of October 1 of each year was as follows:

                                             1994                1993
                                                  (in thousands)
Fair value of plan
  assets                                   $25,584             $25,186
Projected benefit
  obligation                                27,931              28,367
                                            ------              ------
                                            (2,347)             (3,181)

Unrecognized:
  Net loss                                   2,747               3,779
  Prior service cost                           885               1,105
  Transition asset                            (541)               (631)
                                            ------              ------
Prepaid pension cost                       $   744             $ 1,072
                                            ======              ======
Accumulated benefit
  obligation                               $22,649             $22,464

Vested benefit obligation                  $21,749             $21,507


Actuarial assumptions:
  Discount rate                                8.0%                7.5%
  Expected long-term rate of
   return on assets                           10.5%                 11%
  Rate of increase in
   compensation levels                           5%                  5%

The change in the assumed discount rate from 7.5 percent in 1993 to 8.0 percent in 1994 resulted in a decrease in the accumulated benefit obligation and projected benefit obligation of $1,260,000 and $2,086,000, respectively.

The Company has various supplemental retirement plans for outside directors and key executives of the Company. The plans are nonqualified defined benefit plans. Costs incurred under the plans were $401,000, $633,000, and $735,000 in 1994, 1993, and 1992, respectively.

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

The net periodic postretirement cost for the Company was as follows:

                                                 1994          1993
                                                   (in thousands)
     Service cost                                $188          $127
     Interest cost                                303           250
     Amortization of transition
      obligation                                  150           150
     Amortization of loss                          28             -
                                                  ---           ---
     Net periodic postretirement
      benefit cost                               $669          $527

Funding information as of October 1 was as follows:

                                                 1994         1993
                                                   (in thousands)
     Accumulated postretirement benefit
      obligation:
       Retirees                                $1,805        $1,316
       Fully eligible active participants       1,246           865
       Other active participants                2,400         1,921
     Unfunded accumulated postretirement
      benefit obligation                        5,451         4,102
     Unrecognized net loss                     (1,838)         (892)
     Unrecognized transition obligation        (2,696)       (2,846)
                                                -----         -----
     Accrued postretirement benefit cost       $  917        $  364

For measurement purposes, an 11 percent annual rate of increase in healthcare benefits was assumed for 1995; the rate was assumed to decrease gradually to 6 percent in 2005 and remain at that level thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A 1 percent increase in the healthcare cost trend assumption would increase the net periodic postretirement cost by approximately $192,000 annually or 22.5 percent. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8 percent.

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

Income tax expense for the years indicated was:

                                                1994       1993       1992
                                                      (in thousands)
Current                                       $ 7,925     $7,923     $7,745
Deferred                                        2,975      1,547      1,273
Investment tax credits, net                      (505)      (505)      (512)
                                               ------      -----      -----
                                              $10,395     $8,965     $8,506













The sources of temporary differences and the tax effect of each are summarized as follows:

                                                1994       1993        1992
                                                      (in thousands)

Tax in excess of book depreciation             $1,885     $  662      $  566
AFDC-equity                                       830          -           -
Inventory accounting method                       (82)      (184)       (179)
Mining development and oil
  exploration costs                               196      1,315         848
Other                                             146       (246)         38
                                                -----      -----       -----
                                               $2,975     $1,547      $1,273

The temporary differences which gave rise to the net deferred tax liability at December 31, 1994 and 1993 were as follows:

                                                              Net Deferred
                                                                  Income
                                                                 Tax Asset
December 31, 1994                    Assets      Liabilities    (Liability)
                                               (in thousands)
Accelerated depreciation and
 other plant-related differences     $    -        $33,649      $(33,649)
AFDC-equity                               -          1,291        (1,291)
Regulatory asset                      2,350              -         2,350
Unamortized investment tax credits    2,109              -         2,109
Mining development and oil
 exploration                            678          2,896        (2,218)
Employee benefits                     1,521            278         1,243
Other                                   847          1,839          (992)
                                      -----         ------       -------
                                     $7,505        $39,953      $(32,448)













                                                              Net Deferred
                                                                  Income
                                                                 Tax Asset
December 31, 1993                    Assets      Liabilities    (Liability)
                                               (in thousands)
Accelerated depreciation and
 other plant-related differences     $    -        $32,507      $(32,507)
AFDC-equity                               -            461          (461)
Regulatory asset                      2,350              -         2,350
Unamortized investment tax credits    2,109              -         2,109
Mining development and oil
 exploration                            746          2,383        (1,637)
Employee benefits                     1,227            455           772
Other                                   839            899           (60)
                                      -----         ------       -------
                                     $7,271        $36,705      $(29,434)

The effective tax rate differs from the federal statutory rate for the years ended December 31, as follows:

                                           1994       1993       1992
Federal statutory rate                     35.0%      35.0%      34.0%
Percentage depletion in
 excess of cost                            (1.7)      (2.8)      (2.3)
Amortization of investment
 tax credits                               (1.5)      (1.6)      (1.5)
Tax exempt interest income                 (1.1)      (1.7)      (2.3)
Other                                      (0.3)      (0.8)      (1.4)
                                           ----       ----       ----
                                           30.4%      28.1%      26.5%

(10)  OIL AND GAS RESERVES  (Unaudited)

The following table summarizes Western Production Company's (WPC) estimated quantities of proved developed and undeveloped oil and natural gas reserves at December 31, 1994 and 1993, and a reconciliation of the changes between these dates using constant product prices for the respective years. These estimates are based on reserve reports by an independent engineering company selected by the Company. Such reserve estimates are based upon a number of variable factors and assumptions which may cause these estimates to differ from actual results.









                                                1994             1993
                                             Oil     Gas      Oil     Gas
                            (in thousands of barrels of oil and MCF of gas)
Proved developed and
 undeveloped reserves:
  Balance at beginning of year             1,116   2,759     2,199   3,243
    Production                              (321) (1,731)     (327)   (777)
    Additions                                107   7,582       259   1,847
    Revisions to previous
     estimates due to changed
     economic conditions                     536     470    (1,015) (1,554)
                                           -----   -----     -----   -----
  Balance at end of year                   1,438   9,080     1,116   2,759
                                           =====   =====     =====   =====
Proved developed reserves at end
  of year included above                   1,436   6,246     1,116   2,759
                                           =====   =====     =====   =====
Year end prices                           $15.75  $ 1.72    $13.00  $ 2.35

WPC has interests in 410 producing oil and gas properties in seven states. WPC operates a total of 349 wells in Wyoming and Colorado. WPC's non-operated properties are located in Texas, Wyoming, Colorado, North Dakota, Montana, Kansas, and California. WPC also holds leases on approximately 64,000 net undeveloped acres.

(11)  SUMMARY OF INFORMATION RELATING TO SEGMENTS OF THE COMPANY'S BUSINESS

The three primary segments of the Company's business are its electric, coal mining, and oil and gas production operations. The following table summarizes certain information specifically identifiable with each segment as of or for the years ended December 31.

                                  1994         1993       1992
                                         (in thousands)
Assets at year end:
    Electric                    $340,042    $259,680    $238,378
    Coal mining                   72,851      72,328      71,194
    Oil and gas                   23,984      20,845      20,630
                                 -------     -------     -------
                                $436,877    $352,853    $330,202
                                 =======     =======     =======
Depreciation, depletion, and
  amortization:
    Electric                    $ 10,314    $  9,952    $  9,614
    Coal mining                    2,502       1,953       1,482
    Oil and gas                    4,860       4,146       2,764
                                 -------     -------     -------
                                $ 17,676    $ 16,051    $ 13,860
                                 =======     =======     =======
Capital expenditures:
    NSS #2 (includes AFDC)      $ 73,984    $ 12,792    $  2,227
    Other electric                14,187      13,140      15,507
    Coal mining                    5,911       7,425       5,001
    Oil and gas                    8,977       6,933       5,180
                                 -------     -------     -------
                                $103,059    $ 40,290    $ 27,915
                                 =======     =======     =======

(12)  SUPPLEMENTARY INCOME STATEMENT INFORMATION

PacifiCorp Coal Settlement

In 1987 WRDC entered into an agreement with PacifiCorp which (a) settled PacifiCorp's obligation to purchase coal commencing in 1990 for a second plant to be located at Wyodak, the construction of which had been canceled,
(b) provided for, among other things, increases in the coal price and minimum coal purchase obligations by PacifiCorp for the Wyodak Plant, and
(c) provided for payments to WRDC of $2,000,000 each on January 2, 1988 through 1991 for an option to purchase additional coal. These settlements resulted in an increase in the Company's net income in 1994, 1993, and 1992 of approximately $1,700,000, $1,500,000, and $2,800,000 or $0.12, $0.11, and
$0.20 per share of common stock, respectively.




Taxes Other Than Income Taxes
                                        1994      1993      1992
                                              (in thousands)
   Property                           $ 3,637   $ 3,549    $2,996
   Production and severance             2,995     2,982     2,622
   Payroll                              1,334     1,195     1,225
   Black lung                           1,205     1,256     1,191
   Federal reclamation                    979     1,060     1,035
   Other                                  218       167       195
                                       ------    ------    ------
                                      $10,368   $10,209   $ 9,264

(13)  QUARTERLY FINANCIAL DATA (Unaudited)

Quarterly financial data for the years indicated are summarized as follows:

                                        First     Second    Third     Fourth
                                    (in thousands, except per share amounts)
   Year ended December 31, 1994
     Operating revenues                $35,660   $34,491   $38,589   $36,662
     Operating income                    9,679     7,511    11,347    10,217
     Net income                          5,800     4,383     6,979     6,643
     Earnings per share of common
      stock                               0.41      0.31      0.49      0.45
     Common stock prices
       High                            $22-3/4   $22-1/8   $20-3/4   $22-1/4
       Low                             $20-3/4   $18-1/4   $17-7/8   $17-3/4
     Dividends paid per share
       of common stock                 $  0.33   $  0.33   $  0.33   $  0.33


   Year ended December 31, 1993
     Operating revenues                $34,375   $32,924   $36,304   $35,770
     Operating income                    9,980     7,793    10,087     9,926
     Net income                          6,103     4,575     6,011     6,257

     Earnings per share of common
      stock                               0.45      0.33      0.44      0.44
     Common stock prices
       High                            $28-1/4   $27-1/4   $27-1/8   $26-1/8
       Low                             $24-7/8   $24-5/8   $25-1/8   $21-7/8
     Dividends paid per share
       of common stock                 $  0.32   $  0.32   $  0.32   $  0.32

                            SELECTED FINANCIAL DATA
                                  (unaudited)
Years ended December 31     1994     1993      1992      1991      1990
                              (in thousands, except per share amounts)
Operating revenues       $145,402  $139,373  $135,343  $133,373  $127,498
Net income                 23,805    22,946    23,638    22,681    22,938
Per share of common stock:
  Earnings                   1.66      1.66      1.73      1.66      1.68
  Dividends paid             1.32      1.28      1.24      1.17      1.09
Total assets              436,877   352,853   330,202   319,895   294,929
Total long-term
  debt                    128,925    85,274    88,816    92,982    78,978

FINANCIAL STATISTICS
Years ended December 31                      1994       1993         1992
TOTAL ASSETS (in thousands)                $436,877   $352,853     $330,202

PROPERTY AND INVESTMENTS (in thousands)
  Total property and investments  . . .    $519,584   $433,143     $413,192
  Accumulated depreciation
   and depletion. . . . . . . . . . .       156,046    144,492      132,890
  Capital expenditures
    (includes AFDC) . . . . . . . . . .     103,059     40,290       27,915

CAPITALIZATION (in thousands)
  Long-term debt  . . . . . . . . . . .    $128,925   $ 85,274     $ 88,816
  Common stock equity . . . . . . . . .     175,410    168,089      149,158
                                            -------    -------      -------
       Total  . . . . . . . . . . . . .    $304,335   $253,363     $237,974
                                            =======    =======      =======
CAPITALIZATION RATIOS
  Long-term debt  . . . . . . . . . . .        42.4%      33.7%        37.3%

  Common stock equity . . . . . . . . .        57.6       66.3         62.7
                                              -----      -----        -----
       Total  . . . . . . . . . . . . .       100.0%     100.0%       100.0%
                                              =====      =====        =====
AVERAGE INTEREST RATE ON LONG-TERM DEBT         8.5%       9.0%         8.9%

NET INCOME AVAILABLE FOR
  COMMON STOCK (in thousands)  . . . . .    $23,805    $22,946      $23,638

DIVIDENDS PAID ON COMMON STOCK
  (in thousands) . . . . . . . . . . . .    $18,920    $17,720      $16,977

COMMON STOCK DATA (in thousands)*
Shares outstanding, average . . . . .        14,339     13,811       13,689
Shares outstanding, end of year . . .        14,386     14,270       13,701
  Earnings per average share,
   in dollars . . . . . . . . . . . .         $1.66      $1.66        $1.73

  Dividends paid per share, in dollars.       $1.32      $1.28        $1.24

  Book value per share, end of
   year, in dollars . . . . . . . . .        $12.19     $11.78       $10.89

RETURN ON COMMON STOCK EQUITY . . . .          13.6%      13.7%        15.8%

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
  AS PERCENT OF NET INCOME  . . . . . .        16.7%       3.2%         1.6%





(continued)
Years ended December 31                      1991       1990         1989
TOTAL ASSETS (in thousands)                $319,895   $294,929     $272,523

PROPERTY AND INVESTMENTS (in thousands)
  Total property and investments  . . .    $390,766   $355,276     $331,310
  Accumulated depreciation
   and depletion. . . . . . . . . . .       122,574    111,111      101,591
  Capital expenditures
    (includes AFDC) . . . . . . . . . .      36,981     22,336       10,176

CAPITALIZATION (in thousands)
  Long-term debt  . . . . . . . . . . .    $ 92,982   $ 78,978     $ 78,939
  Common stock equity . . . . . . . . .     141,963    135,329      127,338
                                            -------    -------      -------
       Total  . . . . . . . . . . . . .    $234,945   $214,307     $206,277
                                            =======    =======      =======
CAPITALIZATION RATIOS
  Long-term debt  . . . . . . . . . . .        39.6%      36.9%        38.3%
  Common stock equity . . . . . . . . .        60.4       63.1         61.7
                                              -----      -----        -----
       Total  . . . . . . . . . . . . .       100.0%     100.0%       100.0%
                                              =====      =====        =====
AVERAGE INTEREST RATE ON LONG-TERM DEBT         8.9%       8.6%         8.5%

NET INCOME AVAILABLE FOR
  COMMON STOCK (in thousands)  . . . . .    $22,681    $22,938      $21,096

DIVIDENDS PAID ON COMMON STOCK
  (in thousands) . . . . . . . . . . . .    $16,045    $14,947      $13,858

COMMON STOCK DATA (in thousands)*
Shares outstanding, average . . . . .        13,675     13,675       13,675

Shares outstanding, end of year . . .        13,675     13,675       13,675

  Earnings per average share,
   in dollars . . . . . . . . . . . .         $1.66      $1.68        $1.54

  Dividends paid per share, in dollars.       $1.17      $1.09        $1.01

  Book value per share, end of
   year, in dollars . . . . . . . . .        $10.38      $9.90       $ 9.31

RETURN ON COMMON STOCK EQUITY . . . .          16.0%      16.9%        16.6%

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
  AS PERCENT OF NET INCOME  . . . . . .         0.8%       1.2%         0.5%

* Common stock data have been adjusted retroactively to reflect the three-for-two stock split in March 1992.

ELECTRIC OPERATION STATISTICS
Years ended December 31                        1994        1993         1992
ELECTRIC ENERGY GENERATED
  AND PURCHASED (megawatt hours)
  Generated, net station output  . . . .    1,108,530   1,227,084    1,226,153
  Purchased and net interchange  . . . .      595,872     435,990      397,478
                                            ---------   ---------    ---------
       Total generated and purchased . .    1,704,402   1,663,074    1,623,631
  Non-firm sales . . . . . . . . . . . .       (1,000)     (7,780)     (10,405)
  Company use and losses . . . . . . . .      (65,651)    (61,336)     (73,627)
                                            ---------   ---------    ---------
       Total electric energy sales . . .    1,637,751   1,593,958    1,539,599
                                            =========   =========    =========
ELECTRIC ENERGY SALES (megawatt hours)
  Residential  . . . . . . . . . . . . .      368,953     370,736      339,341
  General and commercial . . . . . . . .      495,909     469,496      446,036
  Industrial . . . . . . . . . . . . . .      583,258     568,316      572,244
  Public authorities . . . . . . . . . .       23,051      22,621       21,798
  Sales for resale . . . . . . . . . . .      166,580     162,789      160,180
                                            ---------   ---------    ---------
       Total electric energy sales . . .    1,637,751   1,593,958    1,539,599
                                            =========   =========    =========
ELECTRIC REVENUE (in thousands)
  Residential  . . . . . . . . . . . . .    $  28,574   $  27,064    $  25,366
  General and commercial . . . . . . . .       35,390      32,295       30,742
  Industrial . . . . . . . . . . . . . .       27,318      25,901       27,106
  Public authorities . . . . . . . . . .        1,718       1,537        1,586
  Sales for resale . . . . . . . . . . .        7,460       7,122        7,002
                                             --------   ---------     --------
       Total electric revenue  . . . . .      100,460      93,919       91,802
  Other revenue . . . . . . . . . . . .         4,296       4,236        5,646
                                            ---------   ---------    ---------
       Total revenue                        $ 104,756   $  98,155    $  97,448
                                            =========   =========    =========
ELECTRIC CUSTOMERS (end of year)
  Residential  . . . . . . . . . . . . .       45,060      44,657       44,100
  General and commercial . . . . . . . .        8,732       8,507        8,279
  Industrial . . . . . . . . . . . . . .           36          41           38
  Public authorities . . . . . . . . . .          130         124          117
  Other electric utilities . . . . . . .            1           1            1
                                               ------      ------       ------
       Total . . . . . . . . . . . . . .       53,959      53,330       52,535
                                               ======      ======       ======
RESIDENTIAL STATISTICS
  Average annual KWH usage:
    With electric heating. . . . . . . .       16,369      17,601       15,380
    Without electric heating . . . . . .        6,488       6,428        6,172
    All residential. . . . . . . . . . .        8,198       8,351        7,743
  Average price per KWH, in cents  . . .          7.7         7.3          7.5

AVERAGE PRICE PER KWH, ALL CUSTOMERS
(in cents). . . . . . . . . . . . . .             6.1         5.9          6.0



(continued)
Years ended December 31                        1991        1990         1989
ELECTRIC ENERGY GENERATED
  AND PURCHASED (megawatt hours)
  Generated, net station output  . . . .    1,148,259   1,169,054    1,046,971
  Purchased and net interchange  . . . .      444,848     379,268      468,768
                                            ---------   ---------    ---------
       Total generated and purchased . .    1,593,107   1,548,322    1,515,739
  Non-firm sales . . . . . . . . . . . .       (1,040)     (5,576)     (29,087)
  Company use and losses . . . . . . . .      (59,896)    (64,031)     (53,282)
                                            ---------   ---------    ---------
       Total electric energy sales . . .    1,532,171   1,478,715    1,433,370
                                            =========   =========    =========
ELECTRIC ENERGY SALES (megawatt hours)
  Residential  . . . . . . . . . . . . .      355,691     338,391      343,645
  General and commercial . . . . . . . .      440,043     415,635      395,712
  Industrial . . . . . . . . . . . . . .      550,999     542,312      529,703
  Public authorities . . . . . . . . . .       21,347      20,819       20,980
  Sales for resale . . . . . . . . . . .      164,091     161,558      143,330
                                            ---------   ---------    ---------
       Total electric energy sales . . .    1,532,171   1,478,715    1,433,370
                                            =========   =========    =========
ELECTRIC REVENUE (in thousands)
  Residential  . . . . . . . . . . . . .    $  27,053   $  25,498    $  25,456
  General and commercial . . . . . . . .       31,227      29,027       27,815
  Industrial . . . . . . . . . . . . . .       26,812      25,917       25,153
  Public authorities . . . . . . . . . .        1,593       1,540        1,563
  Sales for resale . . . . . . . . . . .        7,223       6,532        5,745
                                            ---------   ---------    ---------
       Total electric revenue  . . . . .       93,908      88,514       85,732
  Other revenue . . . . . . .                   4,250       3,762        4,650
                                            ---------   ---------    ---------
       Total revenue                        $  98,158   $  92,276    $  90,382
                                            =========   =========    =========
ELECTRIC CUSTOMERS (end of year)
  Residential  . . . . . . . . . . . . .       43,539      43,020       42,505
  General and commercial . . . . . . . .        8,083       7,866        7,703
  Industrial . . . . . . . . . . . . . .           40          44           40
  Public authorities . . . . . . . . . .          112         114          111
  Other electric utilities . . . . . . .            1           1            1
                                               ------      ------       ------
       Total . . . . . . . . . . . . . .       51,775      51,045       50,360
                                               ======      ======       ======
RESIDENTIAL STATISTICS
  Average annual KWH usage:
    With electric heating. . . . . . . .       16,773      15,978       16,881
    Without electric heating . . . . . .        6,502       6,288        6,421
    All residential. . . . . . . . . . .        8,218       7,897        8,171
  Average price per KWH, in cents  . . .          7.6         7.5          7.4

AVERAGE PRICE PER KWH, ALL CUSTOMERS
(in cents). . . . . . . . . . . . . .             6.1         6.0          6.0

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

  Environmental Improvement Revenue Bonds

     Trustee and Paying Agent

      First National Bank of Chicago
      One First National Plaza
      Chicago, Illinois  60670

  General Counsel

      Morrill Brown & Thomas
      P.O. Box 8108
      Rapid City, South Dakota  57709

  Corporate Offices

      Black Hills Corporation
      P.O. Box 1400
      Rapid City, South Dakota  57709
      (605) 348-1700


The Company's common stock ($1 par value) is traded on The New York Stock
Exchange.  Quotations for the common stock are reported under the symbol BKH.
At year-end the Company had 7,141 common shareholders of record. All fifty states and the District of Columbia plus twelve foreign countries are represented.

The continued interest and support of equity owners is appreciated.  The Company has declared common stock dividends payable in cash in each year since its incorporation in 1941.  At its January 1995 meeting the Board of Directors raised the quarterly dividend to 33.5 cents per share, equivalent to an annual
increase of 2 cents per share.   This regular quarterly dividend is payable
March 1, 1995.   All dividends are reportable for federal income tax purposes as ordinary dividend income.


The Annual Report is mailed to each shareholder in accordance with government rules. Dividend payment dates are normally March 1, June 1, September 1, and
December 1. You may receive more than one copy of the Annual Report if there are variations in your name or address in which your stock is registered.
Duplicate mailings of annual and interim reports can be eliminated upon written request of the shareholder.

A copy of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to shareholders without charge upon writ-ten request to Roxann R. Basham, Secretary, P.O. Box 1400, Rapid City, South
Dakota  57709.

1995 ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the Holiday Inn - Rushmore
Plaza Hotel, 505 North Fifth Street, Rapid City, South Dakota, at 9:30 A.M., on May 23, 1995. Prior to the meeting, formal notice, proxy statement, and proxy will be mailed to shareholders.

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

DIVIDEND REINVESTMENT PLAN

A Dividend Reinvestment and Stock Purchase Plan (the Plan) is available to common shareholders. The Plan provides a method of investing common stock dividends and optional cash payments in additional shares of common stock of the Company at 100 percent of the recent average market price. The participant may elect to continue to receive cash dividends on shares registered in their names and invest by making optional cash payments only. Questions regarding the Plan should be directed to the Secretary of the Company or Chemical Bank, Dividend
Reinvestment Department, J.A.F. Building, P.O. Box 3069, New York, New York
10116-3069 or by calling the Bank toll free at 1-800-279-1246.





























